
05006951

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: UTair Aviation

*CURRENT ADDRESS: Russia, 628012, Khanty-Mansiysk autonomous district
Khanty-Mansiysk airport

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 4789 FISCAL YEAR 12/31/03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 4/4/05




RECEIVED
2005 JAN -6 P 3:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

UTair Aviation

ANNUAL REPORT
2003

I. MAIN EVENTS OF 2003

January

The Board of Supervisors approved the UTair Aviation JSC Provision on Public Disclosure, which dictates the structure, content, order and schedule for furnishing information to interested parties and appropriately authorized bodies.

The Company's Management Board approved the 2003 business plan.

February

On February 26 in Johannesburg, the capital of the Republic of South Africa, post-maintenance test flights of the five Mil-8T helicopters belonging to UTair Aviation JSC were conducted successfully. Engineering personnel from Maintenance Facility No.26, a subdivision of UTair Aviation JSC, conducted the overhaul at the base of the largest South African airline, DENEL Aviation.

March

UTair Aviation JSC, as a passenger carrier on group 1 domestic air routes (with a volume of domestic passenger traffic exceeding one billion revenue passenger-kilometers) was awarded the honorable title of 'Airline of the Year', and won first prize in the nomination 'Service Provider to Sectors of the Russian Economy'.

The Company was the official carrier of the World Biathlon Championship, held in Khanty-Mansiysk.

April

The Company signed an interline agreement with the Ukrainian airline AeroSvit. Passengers of the Company will be able to fly on international routes to cities in Ukraine and several European countries: Warsaw, Stockholm, Prague, Budapest, Tel-Aviv, Lviv, Ivano-Frankovsk, Odessa, Simferopol, Dnepropetrovsk, Donetsk and Kharkov via Kiev's Borispol Airport.

On April 10, 2003, the Company's aviation maintenance, repair and overhaul division was awarded first prize by the 'Flight Safety' partnership, and was presented with a diploma 'For Outstanding Achievement in the Field of Flight Safety'.

On April 14, 2003 UTair Aviation JSC floated promissory notes worth 300 million RUR as part of the Company's financing program; these are the first promissory notes to be floated by a Russian civil aviation company.

May

The Company won a tender for transportation support of a peacekeeping mission of the United Nations Organization in the Congo, on the basis of which a one-year contract was signed for the use of two Mil-26 helicopters.

June

The Company offers passengers a new program, STATUS-FAMILY -FAMILY. For the first time, passengers choosing UTair Aviation JSC can participate in this incentive program for customers who frequently fly with their families.

The annual general meeting of shareholders of UTair Aviation JSC was held, at which it was decided to pay dividends for 2002, in the amount of 0.03 RUR per normal share. Andrei Martirosov was elected Director General of UTair Aviation JSC for a term of two years. The meeting also elected a Board of Supervisors, an Audit Commission, and an auditor.

The Company took 117th place, by market capitalization, in the annual rating of Russia's 200 largest companies, published by the magazine *Kommersant-Dengi*.

July

The Company won a tender for transportation support of a peacekeeping mission of the United Nations Organization in Sierra Leone, on the basis of which a one-year contract was signed for the use of two Mil-26 helicopters.

The Company's website, www.utair.ru, was launched. The web pages of UTair Aviation JSC were awarded a diploma 'For the Level of Information Disclosure on the Site' in a 2003 competition of annual reports and company websites, held by the Association for the Protection of Investor Rights, jointly with the RTS Stock Exchange and the RCB Publishing House.

August

UTair Aviation JSC participated in MAKS-2003, the International Aviation and Space Show. In the opinion of the Governor of the Khanty-Mansii District, Alexander Filipenko, who visited the Company's exhibition stand at the fair, "UTair Aviation is one of the most promising and dynamically developing companies in Russian civil aviation".

On August 12, the Company redeemed the first tranche of promissory notes, worth 100 million RUR.

On August 14, the Company won a tender for transportation support of a peacekeeping mission of the United Nations Organization in Sierra Leone, on the basis of which a one-year contract was signed for the use of two Mil-8MTV helicopters.

On August 22, the Company signed a contract with Lufthansa Consulting of Germany (a subdivision of the German group Lufthansa) for consulting services, comprising research and the development of proposals for improving the Company's technical services.

September

The UTair Aviation JSC Board of Supervisors resolved to conduct an open tender for the acquisition of five short-haul turbo-prop airplanes as part of a program to modernize the aircraft fleet.

The Company signed a one-year contract for the use of one Mil-8MTV helicopter for transportation support for a UN peacekeeping mission in Eritrea.

October

Work on integrating a new corporate identity, commenced in October of 2002, reached completion. The project included changing the Company name, replacing the Company's corporate style and developing a new corporate communications strategy.

On October 7, the United Nations Organization signed two contracts with UTair Aviation JSC for transportation support of a UN peacekeeping mission in Liberia. The contract was signed as a result of a UN tender, and involves the use of five Mil-8MTV helicopters.

The Company acquired a new Mil-26 helicopter from JSC Rostvertol (Rostov-na-Don) to fulfill a contract with the United Nations Organization for transportation support of a UN peacekeeping mission in Liberia.

UTair Aviation JSC redeemed, on time and in full, first-tranche promissory notes issued in April of the same year and worth 300 million RUR.

November

The Company flew its one-millionth passenger in 2003. This was Alexandra Vinogradova, aged eight, a resident of the town of Togliatti. Alexandra was presented with an automobile and a personal return ticket, valid for one year on UTair flights.

Work began on restructuring the aviation maintenance, repair and overhaul division; this project will be implemented to improve the structure and processes of the maintenance services, in conformity with international standards.

A long-term agreement for the lease of an aircraft maintenance base at Roshchino Airport in Tyumen was concluded with the Tyumen Region administration. This agreement will make it possible to create a proprietary certified maintenance center, which will perform maintenance and repairs of both UTair aircraft and the aircraft of other airlines.

December

Andrei Pototsky was appointed deputy director general for strategic development. His functions include management of the strategic development and process automation departments.

On December 10, UTair Aviation JSC redeemed the second tranche of promissory notes, worth 200 million RUR. The promissory notes were placed on June 10 of the same year. The yield on the placement of the second tranche of notes amounted to 13-13.5% p.a.

On December 10, at a session of the Flight Regulations Committee of the Russian Association of Air Transport Operators (AEVT), which is headed by Andrei Martirosov, director general of UTair Aviation JSC, representatives of Russian airlines voiced their support for the total withdrawal of the quota system on domestic air routes across all parts of the country.

A market assessment of the value of the Company's trademark was conducted, according to which the brand is worth more than 100 million RUR.

UTair Aviation JSC won a tender offered by South Africa's Forest Fire Association. The tender resulted in the signing of a contract lasting from December 1, 2003 to 2005, with an extension option. The contract is for the use of Mil-8 helicopters.

The achievements and successes of UTair Aviation JSC were recognized with a 'Wings of Russia' national prize. UTair Aviation JSC was winner in the nomination 'Service Provider to Sectors of the Russian Economy', and also won the Prize for Passenger Traffic on Group One Domestic Air Routes (with volume of passenger travel on domestic routes exceeding one billion revenue-passenger-kilometers).

II. INDUSTRY STATUS
GENERAL RESULTS OF OPERATIONS IN 2003

In 2003, UTair Aviation JSC handled 4.4% of the total number of passengers carried by Russian aviation companies[1]. The Company's share of domestic air travel amounted to 8% (7.8% in 2002), and 0.5% of international air travel (0.3% in 2002).

UTair Aviation JSC is one of the five leading helicopter operators in the world, and is the largest Russian helicopter company. It has operating experience in various countries: Russia, Portugal, Yugoslavia, Iraq, New Zealand, Columbia, East Timor, South Africa, Angola, Cambodia, Mozambique, Somalia, Western Sahara, the Central African Republic, Sierra Leone, Eritrea, and elsewhere.

[1] Source: Federal Aviation Authority Russia data, published at www.gsga.ru

III. UTAIR BUSINESS PRIORITIES

1. FLIGHT SAFETY

Air transport is one of the safest forms of transportation. Safety levels are monitored by the Inspection Directorate, using the latest methods of flight data decoding.

The directorate comprises two inspection departments, and a flight data division (PPI), which employs more than sixty highly qualified specialists, who processed and analyzed 77,000 flights of all types of aircraft, or 98% of the total number of flights, in 2003.

2. PASSENGER FLIGHTS

Aircraft Fleet
(as of January 1, 2004)
109 AIRCRAFT

Type	Number	Owned	Leased	Change in the total number relative to 2003
Gulfstream	1	–	1	–
Tupolev-154B	3	–	3	+1
Tupolev-154M	9	6	3	+1
Tupolev-134	20	–	20	+4
Yakovlev-40	18	17	1	-2
Antonov-24	11	9	2	–1
Antonov-2Antonov-26	1	1	–	–1
Antonov-2	46	46	–	–1

UTair Aviation JSC is systematically implementing a policy of renewal of the Company's aircraft fleet. Under the business plan for 2003, the Company spent approximately 670 million RUR on maintaining the airworthiness of the aircraft fleet.

The Company began replacing the fleet of Antonov-26 and Yakovlev-40 short-haul liners, using bank lending instruments, a promissory notes program, and a planned bonded loan. In part, an open tender was announced in 2003 for the supply of five turboprop regional airplanes. The estimated budget for this project exceeds 15 million USD.

Airplane Flights

In 2003, UTair Aviation JSC carried a total of 1,288,000 passengers and 8,260 tons of cargo and mail on domestic and international air routes, recording 2,160.13 million revenue passenger-kilometers and 209.58 million ton-kilometers.

The cargo load factor[1] amounted to 58.9%, which exceeds the level for 2002 by 7.3%. The passenger load factors grew by 5.6% in comparison to the 2002 level, to reach 66.1%. Compared to 2002, the growth in volume was:

- Passenger traffic: +2.8% (+59,777,000 revenue passenger-kilometers)
- Passengers carried: +4% (+49,703 passengers)
- Cargo carried: -1.4% (-109 tons)
- Mail carried: +43.3% (+190 tons)
- Cargo traffic: +2.5% (+5.17 million ton-kilometers)

Change in passenger traffic, millions of revenue passenger-kilometers


2 500
2 000
1 500
1 000
500
0
700
1 090
1 681
2 101
2 160
1999
2000
2001
2002
2003

- 'Passenger traffic' is the number of passengers carried across the entire UTair route network.
- Revenue passenger-kilometers are the unit of measurement of passenger traffic.

[1] The cargo load factor is an index of the efficiency of use of an aircraft, defined as the ratio between the maximum number of ton-kilometers to the actual level. Ton-kilometers are a measure of the amount of cargo carried across the entire UTair route network.

Passengers carried, 000s


1 400
1 200
1 000
800
600
400
200
0
403
736
1 012
1 239
1 288
1999
2000
2001
2002
2003

The revenue from passenger transport in the 12 months of 2003 amounted to 4.43 billion rubles, or 67% in the revenue structure of UTair Aviation JSC.

Dispatch reliability

In 2003, UTair Aviation JSC conducted 27,917 flights, with a dispatch reliability factor of 90%. Weather conditions were the main reason for delays which, considering the conditions in the areas of service, indicates an extremely high level of availability of both equipment and personnel.

Dispatch reliability factor, %


92
90
88
86
84
82
80
87
86
90
2001
2002
2003

International Passenger Transport

UTair Aviation JSC performs passenger transportation both on domestic Russian routes, and international air routes. Aircraft used for international travel are fitted with Traffic Alert and Collision Avoidance Systems (TCAS), satellite global positioning systems, noise reduction systems, oxygen and other modern equipment, in accordance with the latest international standards.

The Company operated more than 300 international flights in 2003 using its existing fleet of Tupolev-154M aircraft, fitted with all the necessary equipment for flights into European air space.

The Company is expanding the geography of scheduled services to CIS countries. In 2003, a Surgut-Samara-Minsk flight was introduced, and the launch of new services to Tashkent, Baku, Dushanbe, Ashkhabad, Kishinev, Alma-Ata and Kharkov are planned in 2004. Charter flights are conducted under agreements with travel agencies and other organizations.

Business Travel

The widespread growth of corporate business in Russia is generating stable demand for an unconventional aviation service: VIP travel. VIP passengers are provided with aircraft, outfitted to 'luxury' class.

In a short period of time, the Company has won the privilege of serving the highest levels of management in Russian and foreign companies, as well as representatives of the state authorities.

The following aircraft are used for business travel:

- Gulfstream IV-SP (a jet aircraft);
- One Tupolev-134;
- Three Yakovlev-40 airplanes;
- Four Mil-8 helicopters.

Customer Service

The customer service enhancement program is seen as a priority in the improvement of passenger travel.

A three-class configuration—business, economy-comfort and economy class—has been introduced for Tupolev-154 aircraft. Tupolev-134 aircraft are configured with two classes: business and economy class.

In order to enhance customer service, proprietary on-board catering facilities have been organized in airports at Surgut, Khanty-Mansiysk, Tyumen and Noyabrsk.

The efficiency of operations by Company representatives in airports is increasing; Company representatives are deployed at each airport across the Company's entire route network, to provide customer service according to a single set of standards.

A 'hotline' telephone number is operated round-the-clock, making it possible to obtain information about the flight timetable and flight bookings. The Company offers a free air-ticket delivery service. Internet users can find various information about the Company, at the Company website. A convenient user interface makes it possible to quickly find the required information, learn about current special offers, and book flights.

UTair Aviation JSC operates an incentive program, 'STATUS', for frequent flyers. On June 1, 2003, the program was expanded by the introduction of the 'STATUS-FAMILY ' program.

In the past year, there were more than 35,000 participants in the 'STATUS' program, of whom more than 80% were individual participants, approximately 12% were corporate clients, and more than 8% were participants of the 'STATUS-FAMILY ' program. Approximately two hundred class upgrades and more than four thousand award tickets were processed in 2003.

3. HELICOPTER OPERATIONS

Helicopter Fleet

(as of January 1, 2004)

173 HELICOPTERS

Type	Total number	Owned	Leased	Change in the total number relative to 2003
Mil-26T	19	16	3	–
Mil-8MTV	24	18	6	–1
Mil-8AMT	1	1		–
Mil-8T	119	118	1	–5
Mil-10K	7	7	–	–
Mil-2	3	3	–	–

The UTair Aviation JSC helicopter fleet comprised 173 aircraft on December 31, 2003, and featured almost all aircraft in the Mil aircraft family, of various payload capacities and specifications (Mil-26, Mil-10, Mil-8MTV, Mil-8AMT and Mil-8T).

The Company's helicopters conduct the following types of operations:

- Passenger and cargo transportation;
- Aerial applications: patrol, photography, etc.;
- Short- and long-line operations;
- Firefighting;
- Search and Rescue;
- Emergency Medical Services
- Other.

The Company boasts the world's largest fleet—19 aircraft—of Mil-26 helicopters, which have the largest payload of any helicopter in the world. These aircraft are capable of transporting large cargos weighing up to 20 tons either in the cabin, or externally. In Russia, the helicopter is mainly used to transport and assemble heavy oil production equipment.

Helicopter hours flown:2003

Aircraft type	Flight hours	% of total flight hours
Mil-8	28,575	77
Mil-8MTV	5,165	14
Mil-8s	413	1
Mil-10	111	1
Mil-26	2,772	7
Total	**37,106**	**100**

Helicopter Operations in Russia

UTair Aviation JSC holds one of the leading positions in Russia's transport infrastructure. The Company helps its clients minimize the risks associated with the transportation of personnel, and the delivery and assembly of complex and expensive equipment.

The high technical standards of the UTair Aviation JSC aircraft fleet attained market recognition with the successful passage of technical audits by the Shell oil company, which tested the equipment of UTair Aviation JSC on a number of occasions during the year. The result of this process was confirmation of UTair Aviation's compliance with the high standards demanded by the world's leading insurance and oil companies for the execution of aircraft operations.

Distribution of helicopter operations across industry sectors, by volume


gas industry
11%
other
8%
medical
5%
electrical power
1%
forest protection
2%
geology
3%
oil industry
70%

The revenue received by UTair Aviation JSC for helicopter flights in the 12 months of 2003 amounted to 1,088 million RUR (excluding VAT), which equals 16.4% in the 2003 revenue structure.


Distribution of income from aviation operations


gas industry
11%
other
10%
medical
7%
electrical power
1%
forest protection
3%
geology
4%
oil industry
64%

Helicopter Operations Outside Russia

Since 1991, UTair Aviation JSC has supplied helicopter services for peacekeeping missions of the United Nations Organization.

In recent years, under contracts with the UN, UTair Aviation JSC helicopters have successfully executed flights in very different countries, including Yugoslavia, Angola, Cambodia, Mozambique, Somalia, the Central African Republic, Sierra Leone (Africa), East Timor (Indonesia), Eritrea (Africa), the Democratic Republic of Congo (Africa) and Western Sahara (Africa). Under current contracts with the UN, a total of 26 helicopters were operated outside of Russia in 2003, including six Mil-26T, fifteen Mil-8MTV and five Mil-8T.

The largest mission to be conducted for the UN has been in Liberia, since October of 2003. At the end of 2003, the Company's fleet in Liberia totaled 5 Mil-8MTV helicopters and 2 Mil-26T helicopters.

At the end of 2003, the Company signed a contract with the Forest Fire Association of the Republic of South Africa, for fire fighting over a three-year period, with an option for extension. The contract is for the use of two Mil-8 helicopters.

In October of 2003 in South Africa, a lawsuit was closed with the return of helicopters, which were leased in 1996 to the South African Company Heyns Helicopters. Pursuant to a ruling by a South African court, Heyns Helicopters returned the five helicopters and compensated the Company for losses incurred.

Revenue from helicopter operations under contracts with the UN (millions of USD)


$50.00
$40.00
$30.00
$20.00
$10.00
$-
4
22
35
40
26
48
expect
1999
2000
2001
2002
2003
2004

UTair Helicopter Operations: Priorities for Development

UTair Aviation JSC plans to continue increasing the volume of helicopter operations. It is expected that the scale of helicopter services offered by the Company will be expanded as exploration of gas deposits at Yamal intensifies in 2005. Work on implementing oil and gas projects is also promising, as well as participation in fire fighting and the development of natural deposits. The Company's geographic interests are spreading into the Kamchatka region, the Republic of Komi, Irkutsk Region, Krasnoyarsk Krai and Kaliningrad Region.

The Company's special area of concentration is analysis of the demands of international oil and gas companies. In the next two years, the Company intends to actively promote its services in this market sector of helicopter operations.

In order to expand the scale of operations outside Russia, UTair Aviation JSC has commenced the process of creating a subsidiary holding company in the Republic of South Africa, with 100% proprietary capital, and possessing licenses for the execution of aviation operations and aircraft repairs.

The main preconditions for creating a subsidiary company in the Republic of South Africa are:

- The presence of a significant number of Russian-made helicopters, in the Central African Republic and the Republic of South Africa, which require maintenance;
- A volume of orders in the area, from specialist companies and state organizations;
- Solvent demand.

In order to penetrate the North American market, at the end of 2003 the Company signed a contract with the American Company TRADIX Associates Inc. This Company will represent the interests of UTair Aviation JSC to companies which are located in the US, or which maintain offices there, and which conduct international projects in various sectors of the economy, primarily in the oil and gas sector.

The Company's plans include the creation of a diverse international network for the execution of helicopter operations. One of the earliest projects is to be the acquisition of a subsidiary aviation enterprise in one of the countries of the European Union.

4. AIRPORT ACTIVITIES

The Company owns and operates five airports, including one federal airport in Noyabrsk, and four regional airports in the towns of Berezovo, Igrim (Khanty-Mansii Autonomous District), Mys Kamenny and Tazovsky (Yamal-Nenets Autonomous District). For the purposes of conducting local flights, the Company uses approximately forty subsidiary airfields, heliports and landing areas in the area of Tyumen.

The equipment and technical resources of the airports operated by UTair Aviation JSC are modernized at the expense of the Company. In 2003, the Company invested 115 million RUR in the development of airports, including: construction and reconstruction of buildings and installations: 21 million RUR; repair of buildings and installations: 78 million RUR; acquisition of vehicles: 16 million RUR.

The annual allocation of funds for the development of ground facilities at airports has allowed the Company to obtain certification of airport operations by all branches of the Company.

Productivity indicators of airport operations

Departures	2002	2003	Absolute increase	Relative increase, %
Passengers	192,587	196,680	4,093	2.1
Mail, tons	90.4	96.5	6.1	6.7
Cargo, tons	1,500.9	1,590.1	89.2	5.8

5. SERVICING AND MAINTENANCE

In 2003, UTair Aviation JSC continued systematic improvements to the maintenance, repair and overhaul division, one of the key objectives of which is the compliance with international standards of quality.

In order to meet the above goal, in August of 2003 the Company signed a contract with German Company Lufthansa Consulting for consulting services. Under this contract, Lufthansa Consulting studied the structure of UTair Aviation's technical directorate and made proposals for improvement of the division. Based on these recommendations, the Management Board of UTair Aviation JSC resolved, in November of 2003, to reorganize the maintenance, repair and overhaul division.

The Company includes six proprietary, certified aircraft maintenance bases. The main aircraft maintenance base is located at Tyumen Airport, with line stations at Surgut, Noyabrsk, Khanty-Mansiysk, Plekhanovo (Tyumen) and Tobolsk city airports. The main aircraft maintenance base undertakes all forms of maintenance of all types of airplanes and helicopters operated by UTair Aviation JSC. In combination with operations in reforming the Company's aviation engineering infrastructure, the creation of a certified Technical Center makes it possible to significantly increase the volume of maintenance services for third-parties' aircraft, and to develop this activity into an independent business.

In order to ensure the stable, fault-free and safe operation of aviation equipment, UTair Aviation JSC has acquired a controlling stake in an aviation maintenance, repair and overhaul facility Maintenance Facility No.26, located in Tyumen.

JSC Factory #26 specializes in the repairs and overhaul of Mil-8, Mil-8MT, Mil-8MTV-1, Mil-2 and Antonov-2 aircraft, as well as aircraft spare parts. Throughout its entire period of operations, the facility has overhauled 8,500 helicopters and airplanes. The efficacy of the engineering methods used is demonstrated by the successful operation of overhauled aircraft equipment, both in Russia and outside the country (in Latin America, Africa and Indochina).

In order to ensure efficiency in the supply of spare parts and accessories within the UTair Aviation JSC corporate structure, a specialized logistics organization, Tyumenaviatekhsnab, was created (at Roshchino Airport, in Tyumen). This organization includes a network of storage premises, underground roads, transportation facilities, and loading/unloading equipment.

6. THE UTAIR SALES SYSTEM

In order to improve the system for managing sales, and to increase the profitability of UTair Aviation JSC, a proprietary sales system was created. This system has become the leader, by sales volume, among similar systems run by Russian aviation agencies.

The Company's general agent is JSC TsRPU ('Transportation and Services Sales Center). TsRPU has been accredited by IATA, the International Air Transport Association, and the Transport Clearing

House, and has branches in various towns of the Tyumen Region, Moscow City, and in the South of Russia. TsRPU conducts the ticket sales, executes payments between UTair Aviation JSC, its partner airlines and airports, and monitors the accuracy of payments by UTair Aviation JSC for ticket sales by other agencies. JSC TsRPU handles approximately 40% of the total volume of tickets sold by the Company. In addition, the Company works closely with travel agencies of the Tyumen Region, Moscow, and elsewhere.

UTair Aviation JSC boasts more than 100 sales offices, and has signed more than 20 direct agency contracts for the sale of air travel by agencies located in the Tyumen Region, Moscow and other cities in Russia and beyond the Russian Federation.

The Company's tickets are available via the Gabriel, Amadeus and Galileo international booking systems, and via Sirena, the Russian automated system.

Any information required by a passenger can be obtained through the Company hotline: (3452) 396 066.

The Company operates a call center round-the-clock. By calling the center, passengers can book tickets, and learn about fares and services offered by the carrier.

IV. PERSONNEL

The most important foundation for the achievements and future successes of UTair Aviation JSC is a high level of professionalism and corporate solidarity among its employees.

The recruitment strategy used by UTair Aviation JSC is based on the following principle: professional staff are the guarantee of successful operations and the Company's prosperity. In order to implement this strategy, the Company is creating an HR department within its corporate structure. The Company employs more than 5,000 highly qualified specialists, more than three quarters of whom have higher and specialized secondary education. At the current time, the average age of Company employees is 39.

The Company pays particular attention to issues of vocational and recurrent training. The Company owns and operates a Personnel Training Center (TsPP), which was formed in 1967 for type rating and recurrent training of aviation personnel, and is one of the largest aviation training centers in Russia.

The center conducts:

– Type rating and recurrent training of flight crew and ground personnel for the following aircraft types: Tupolev-154, Tupolev-134, Il-76, An-12, Antonov-24, Antonov-2, Yakovlev-40, Mil-26, Mil-10K, Mil-8, Mil-8MTV and Mil-2;
– Crew training for international operations on Russian-màde aircraft;
– Ab-initio and recurrent training of flight attendants and flight engineers, as well as aviation support, , airport security, and other specialists.

More than 70 specialists at the center conduct classes in 39 auditoria and at six simulation training facilities for the following aircraft types:

- Airplanes: Il-76, Tupolev-134, Antonov-26, Yakovlev-40 and Antonov-2;
- Helicopters: Mil-8, Mil-26 and Mil-10.

The training program allows for practical classes to be conducted expeditiously with both existing crews and new personnel. Specialists at the center are experienced in working with foreign students, and have trained students from Columbia, the Republic of South Africa and Yugoslavia to become pilots and mechanics of Mil-8 and Mil-8MTV helicopters. The training center also boasts a flight training department.

In 2003, the center conducted more than 370 courses, at which more than 3,000 flight and ground personnel of the Company received training, and 812 aircraft crews received flight simulator training.

UTair Aviation JSC places special emphasis on protecting the health and safety of employees, and in 2003 more than 33 million RUR was spent on labor safety measures.

Personnel

Average wage, RUR per employee


16000
12000
8000
4000
0
7,219
11,262
14,566
16,000
2000
2001
2002
2003

Productivity of labor (revenue/number of employees), 000 RUR


1500
1200
900
600
300
0
644
1,081
1,172
1,291
2000
2001
2002
2003

V. INFORMATION FOR SHAREHOLDERS AND INVESTORS

General Information

The history of UTair Aviation JSC began on February 7, 1967. On that day, a Decree of the USSR Civil Aviation Ministry announced the organization of the Tyumen Branch of State Aviation Company, which was later reorganized into a state aviation enterprise, Tyumenaviatrans (Order #1 of the USSR Civil Aviation Ministry, dated January 4, 1991).

Under Presidential Decree #721, dated July 1, 1992, Tyumenaviatrans was reshaped into a joint-stock company of the same name in 1992. A resolution of the general meeting of shareholders on May 31, 2002 was passed to change the name of JSC Tyumenaviatrans into UTair Aviation Joint-Stock Company on October 1, 2002.

Full company name: in the Russian language: Открытое акционерное общество ««Авиакомпания «ЮТэйр»; in the English language: UTair Aviation Joint-Stock Company.

Abbreviated company name: in the Russian language: ОАО ««Авиакомпания «ЮТэйр»; in the English language: UTair Aviation JSC.

Legal and mailing address: The Airport, Khanty-Mansiysk, Khanty-Mansiysk Autonomous District, Tyumen Region, 628012, Russia.

Auditor: LLC Auditavia

Location: 7/9, bldng. 1A, Pravdy St., Moscow, Russia.

Mailing address: GS GA Mintrans RF, 37 Leningradsky Prospekt, Moscow, 125040, tel. (095) 155 5789, 155 6416.

At the current time, the Company operates under license # E 001325, dated July 24, 2002, issued by the RF Finance Ministry for a period of five years.

Registered Capital and the Capitalization

The registered capital of UTair Aviation JSC amounts to **577,208,000** (five hundred and seventy-seven million, two-hundred and eight thousand) Russian Rubles and is divided into 577,208,000 (five hundred and seventy-seven million, two-hundred and eighty thousand) ordinary shares with nominal value of one Russian Ruble (1 RUR) each.

A total of three share issues were conducted:

• The initial issue was registered on October 30, 1992, by the financial agencies of the Tyumen Region administration, under # 1171-1P-37. The issue volume was **575,223** shares, of value 1 RUR each;

• The second issue was registered on July 11, 1996 by the financial agencies of the Tyumen Region, under # 67-1-1064. The issue volume was **1,985** shares of value 1 RUR each;

• The third issue was registered on August 2, 1996 by the financial agencies of the Tyumen Region, under # 67-1-1073. The issue volume was **576,630,792** shares of value 1 RUR each.

Pursuant to an Executive Order of the Russian Federal Securities Committee (FKTsB), dated January 16, 2001, #04-82/r, the above share issues were consolidated, and the state registration numbers given to the issues were annulled, and the state registration number **1-01-000777-F**, dated January 16, 2004, was given to all the above issues.

Special registrar: JSC Registrator ROST. Location: 18, bldng. 13, Stromynka St., Moscow, 107996, Russia. Tel. (095) 771 7335. License # 10-000-1-00264, issued on December 3, 2002 by the RF Federal Commission for the Securities Market.

UTair Aviation JSC shares are traded on the following securities trading floors:

1. The Moscow Interbank Currency Exchange (MICEX); securities code: UTAIR. Web address: www.micex.ru
2. The Russian Trading System (RTS); securities code: TMAT. Website: www.rts.ru
3. The St. Petersburg Stock Exchange; securities code: TMATG. Website: www.spbex.ru

Average share prices on RTS, RUR

Year	Minimum	Maximum	At period end
2000	0.010	0.045	0.026
2001	0.028	0.044	0.044
2002	0.055	0.063	0.055
2003	0.053	0.065	0.053

Annual Change in Capitalization, millions USD



40
35
30
25
20
15
10
5
0
5.8
14.7
25.4
31.9
37.2
1999
2000
2001
2002
2003

American Depositary Receipts (ADR) Program

A tier-one American Depositary Receipts program was registered on May 26, 1998. One depositary receipt corresponds to 100 ordinary shares. The depositary bank is the Bank of New York. The ticker is UAIRY. UTair Aviation JSC ADRs are traded on over-the-counter markets of New York, Frankfurt and Berlin.

The proportion of shares placed via the ADR program amounts to 2.67% (as of November 10, 2003).

Dividend Payment Extract

(as of April 1, 2004)

Year	Date list compiled	Total accumulated sum, RUR	Size of dividends per share, RUR	Paid dividends, %
2000	March 30, 2001	28,860,400	0.05	97.0
2001	April 12, 2002	34,632,480	0.06	97.3
2002	April 30, 2003	17,316,240	0.03	93.1

Based on the results of operations in 2002, 28% of the Company's net profit (profit after taxation) was allocated for the payment of dividends. Compare to 6.65% for 2001, and 6.53% for 2000. Dividends were issued as a monetary payment.

The Joint-Stock Capital Structure

As of January 1, 2004, the UTair Aviation JSC stock registry listed a total of 3,596 owner accounts, including 39 accounts of legal entities, 3,557 individual accounts and 7 nominee shareholder accounts.

As of November 10, 2003[1], the equity structure was as follows: **26.99%** of shares belongs to the State Ownership Department of the Khanty-Mansiysk Autonomous District; **18.8%** belongs to the Property and Land Relations Department of the Surgut Administration; **17.1%** belongs to individuals; **31.1%** belongs to Russian legal entities, and **6.1%** belongs to foreign investors (including **2.67%** of shares which were placed via the ADR program).

[1] The list of persons who have the right to participate in an extraordinary general meeting of shareholders was compiled on this date.

Equity Structure


Khanty-Mansiysk Autonomous District 26.99%
Individuals 17.1%
Surgut city 18.8%
Russian legal entities 31.1%
Foreign investors 6.1%

Major Shareholders of UTair Aviation JSC

(shareholders who own more than 5% of shares, as of November 10, 2003)

Name of registered entity	Total number of shares, 000s	% of total number of shares
State Ownership Department of the Khanty-Mansii Autonomous District	153,975	26.99
Property and Land Relations Department of the Surgut Administration	108,527	18.80
Limited Liability Company Tsentroinvest[2]	86,103	14.92
JSC Shareholder Bank 'Bank Razvitiya Predprinimatelstva'[3]	33,640	5.83

VI. UTAIR BUSINESS STRUCTURE

All the enterprises that comprise UTair Aviation JSC participate in the aerial transportation of passengers and cargo, and the execution of helicopter operations.

The management of the enterprises that comprise the Company is aimed at integrating a system of operational and financial control of their activity, and enhancing the efficiency of operations by each structural unit, production or service module.

As part of a program to improve corporate management within the Company, assets not connected with the activities of UTair Aviation JSC, and marginal assets, were sold in 2003.

VII. BRANCHES AND REPRESENTATIVE OFFICES OF THE COMPANY

1. ***Berezovo branch***
Location and mailing address: ***The Airport, Village of Berezovo, Tyumen Region, 628140, Russia***
Manager: ***Belyakovsky, Victor Dmitirevich***
Date of opening: ***January 1, 2000***

[2] These shares are nominally held by the Depositary Clearing Company.
[3] These shares are nominally held by the Depositary Clearing Company.

2. *Noyabrsk branch*
Location and mailing address: ***The Airport, Town of Noyabrsk, Tyumen Region, 629802, Russia***
Manager: ***Ponomarenko, Nikolay Nikolaevich***
Date of opening: ***October 28, 1992***

3. ***Representative Office in Yamal-Nenets Autonomous District***
Location and mailing address: ***The Airport, Salekhard, Tyumen Region, 629104, Russia***
Manager: ***Kucheryavenko, Petr Dmitrievich***
Date of opening: ***October 28, 1992***

4. ***Tazovsk branch***
Location and mailing address: ***The Airport, Village of Tazovsk, Tyumen Region, 629350, Russia***
Manager: ***Storozhenko, Andrey Vasilievich***
Date of opening: ***October 28, 1992***

5. ***Flight Safety Specialized Division (branch)***
Location and mailing address: ***Plekhanovo Airport, City of Tyumen, 625025, Russia***
Manager: ***Pichugov, Sergey Viktorovich***
Date of opening: ***December 30, 1994***

6. ***General Representative Office of UTair Aviation JSC in Moscow***
Location and mailing address: ***suite 75, 24 Myasnitskaya St., Moscow, 103000, Russia***
Manager: ***Babiy, Sergey Nikolaevich***
Date of opening: ***August 14, 1995***

7. ***Tyumen Aviation Company (branch)***
Location: ***Roshchino Airport, Tyumen, 625033, Russia***
Mailing address: ***Plekhanovo Airport, Tyumen, 625025, Russia***
Manager: ***Pavlichenko, Viktor Igorevich***
Date of opening: ***December 20, 1999***

8. ***Mys Kamenny branch***
Location and mailing address: ***The Airport, Village of Mys Kamenny, Tyumen Region, 629720, Russia***
Manager: ***Shian, Sergey Andreevich***
Date of opening: ***January 1, 2000***

9. ***Representative office of UTair Aviation JSC in the USA***
Location and mailing address: ***Suite 300, Graybar Building at Grand Central, 420 Lexington Avenue, New York, NY 10170***
Manager: ***Kasumov, Mamed Vagif-ogly***
Date of opening: ***September 8, 2000***

10. ***ZapSib-Catering Division (branch)***
Location and mailing address: ***The Airport, Surgut, Tyumen Region, Khanty-Mansii Autonomous District, 628422, Russia***
Manager: ***Naichuk, Anatoly Nikolaevich***
Date of opening: ***December 1, 2002***

VIII. FINANCIAL STATEMENT

Balance Sheet

000 RUR

	January 1, 2003	December 31, 2003
Non-current assets		
Intangible assets		103,404
Fixed capital, incomplete construction	962,666	1,043,701
Long-term financial investment	36,174	54,609
Current assets		
Reserves	504,394	731,452
Value added tax on acquired property	34,170	132,047
Accounts receivable (where payment is due more than 12 months after the reporting date)	71,420	
Accounts receivable (where payment is expected within 12 months after the reporting date)	1,566,891	1,874,221
Short-term financial investment	53,150	163,462
Monetary funds	24,291	22,549
BALANCE	3,253,156	4,125,445
Capital and reserves		
Registered capital	577,208	577,208
Capital surplus	270,339	373,687
Reserve capital	88,909	88,909
Undistributed profit (uncovered loss)	272,105	327,319
Long-term liabilities		
Loans and credits	519,359	1,155,582
Deferred tax liabilities		1,494
Short-term liabilities		
Loans and credits	319,013	541,246
Accounts payable	1,184,996	1,052,179
Income due and payable to members	21,227	4,798
Deferred income		3,023
BALANCE	3,253,156	4,125,445

2003 Profit and Loss Statement

000 RUR

Items	2003	2002
Revenue (net) from the sale of goods, products, work and services (excluding VAT, excise duties and other obligatory payments)	6,635,987	5,463,896
Cost price of goods, products, work and services sold	6,210,229	5,275,225
Business expenses		
Interest receivable	11,338	
Interest payable	167,607	
Income from participation in other companies	984	
Other operating income	35,066	179,046
Other operating expenses	59,161	241,860
Non-sales income	348,829	105,309
Non-sales expenses	588,983	142,176
Profit (loss) before taxation	6,224	88,968
Deferred tax assets	78,338	
Deferred tax liability	1,494	22
Current profit tax		27,197
Net profit (loss) in the reporting period	83,068	61,771

Revenue and Expense Structure

The total 2003 earned revenue amounts to 6,636 million RUR, which is 21.5%, or 1,172,100 RUR, more than in 2002.

The revenue structure has undergone insignificant changes compared to 2002; passenger air transport for 67% of the revenue (scheduled and charter passenger flights).

In 2003, the Company received the greatest revenue (3,788,427,000 RUR) from the execution of scheduled passenger flights (the specific weight of this item was 57.1% of the total revenue). The growth from the corresponding period in 2002 was 55.1%. In addition to the revenues listed above, 656,061,000 RUR was received from the execution of charter passenger flights, with an increase of 33.4% on the corresponding period in 2002.

The second-largest revenue source for the Company was helicopter operations in Russia. In 2003, 1,088,068,000 RUR of revenue was received from this field of activity, and the share of this revenue item in the overall revenue structure was 16.4%.

International operations by the Company (execution of helicopter operations under contracts with the UN) during the reporting period brought revenue of 837,518,000 RUR, and the share of this revenue item in the overall revenue structure amounted to 12.6%, while the negative growth was 29% of the previous year's figure.

Revenue from the execution of other activities was insignificant as a proportion in the revenue structure, and amounted to approximately 4%. Growth amounted to 16.8% of the level in the previous year.

Revenue Structure


International helicopter operations
12.6%
Other
4.0%
Helicopter operations within Russia
16.4%
Charter passenger flights
9.9%
Scheduled passenger flights
57.1%

The Company's expense structure has also undergone changes. The greatest growth of expenses was seen under the item 'airport and air navigation charges'. The expenses amounted to 1,182 million RUR, which exceeds the level in the previous year by 36.1%. The reason for this is a general increase in airport fees and charges, as well as a significant increase in the volume of operations and services.

Labor expenses during the reporting period amounted to 888,131,000 RUR, which exceeds the labor costs in the previous year by 28.5%. The labor compensation fund accounted for 14.3% of the total expenses, which corresponds to the average level in the sector. Deductions to extra-budgetary funds amounted to 269,992,000 RUR, which is equivalent to 4.3% in the Company's expense structure.

Aviation fuel expenses grew by 23.4% compared to 2002. Expenditure under this item totaled 1,360,428,000 RUR. The main reasons for the increase of this expense item is the price factor and the increased volume of operations.

As previously, the expenses of maintaining the airworthiness of aircraft remain high. In 2003, the Company spent more than 500 million RUR for this purpose.

A significant amount of funds was spent on ensuring the uninterrupted operation of the airline and maintaining passenger services, including the lease of aircraft, customer service costs and ticket sales commissions to agents. The share of the above expenses has a stable tendency to grow as a proportion of the overall structure of general expenses, and amounts to between 4 and 8% of the totals for 2003.

'Other' expenses in 2003 fell by 12.5% compared to 2002, and totaled 865,340,000 RUR. The largest components under this item were expenses related to the supporting the Company's operations in conducting UN missions.

Expense Structure, %


Ticket sales comissions
5.0%
Passengers services
3.9%
Labors
14.3%
Lease of fixed assets
8.3%
Deductions to extra-budgetary funds
4.3%
Other
13.9%
Depreciation of fixed assets
1.1%
Aviation fuel
21.9%
Maintenance
8.2%
Airport and air navigation charges
19.0%

IX. 2003 FINANCIAL SUMMARY

UTair Aviation JSC is a dynamically developing company. The total revenues for 2003 amounted to 225.43 million USD, representing an increase of 21.5% compared to 2002.
In 2003, the main components of the revenue structure were incomes from: scheduled passenger transport (128.67 million USD); helicopter operations in Russia (37.01 million USD); helicopter operations abroad (28.52 million USD), and charter passenger flights (22.41 million USD).

Revenue from international operations fell during 2003. However, contracts signed recently do indicate that this situation will improve in 2004-2005 and that revenues from international operations will continue to grow, as they did prior to 2003.



Utair Aviation JSC Revenue Structure, 2003


Helicopter operations in Russia 16.4%
Charter passenger flights 9.9%
Other activities 4.0%
International helicopter operations 12.6%
Scheduled passenger flights 57.2%

According to the Company's 2003 financial reports, the UTair Aviation JSC generated net profit of 2.82 million USD for the year.

The aspect of seasonality in the Company's operations is noteworthy. As a rule, passenger travel is greater in the second half of the year, as a result of large passenger flows between Siberia and the central part of Russia during this period.

Changes in Company revenues over the past four years demonstrate sustained growth in the volume of operations. Nevertheless, profits displayed a tendency to fall prior to 2003, due to increasing competition on the air transport market.

Changes in Revenue and Profit of UTair Aviation JSC (000 USD)


300 000
275 000
250 000
225 000
200 000
175 000
150 000
125 000
100 000
75 000
50 000
25 000
0
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
2000
2001
2002
2003
2004 (forecast)

Gross Revenue (main axis) Profit from Sales

In 2003, the trend for negative growth of net profit was reversed, and net profit grew by 34.5%. In 2004, further growth in both revenue and profit is expected, due to expanded cooperation with the UN and growth in passenger flights.

In 2003, the Company's assets grew by 26.8%. During the course of the year, the Company's non-current and current assets grew in equal proportion, and for these reasons the overall structure did not change significantly. The growth of current assets was primarily caused by growth in accounts receivable, reserves and financial investment. The growth rate of accounts payable corresponds to the Company's revenue growth rate.

Long-term liabilities experienced the fastest growth in 2003, of 21.65 million USD, with a growth factor of 2.2 compared to the previous year. Meanwhile, short-term liabilities virtually remained at the previous level.

The Company's financial stability was enhanced by an increase in long-term liabilities, as a proportion of total borrowed funds.

Utair Aviation JSC Debt Structure



000 USD
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
1/1/2002
7/1/2002
1/1/2003
7/1/2003
1/1/2004
Short-term liabilities
Long-term liabiliti

The Company makes all payments on Company liabilities on time and in full. In 2003, the Company did not have any overdue accounts payable, while the volume of accounts payable fell by 22.4% by year-end, mainly due to a reduction of debts to suppliers and contractors.

The financial results for 2003 indicate that UTair Aviation JSC is developing effectively, and remains one of the leading Russian air carriers. The Company's fleet of aircraft and associated facilities allow the Company to actively expand current operations. The stable financial condition at the end of 2003 identifies UTair Aviation JSC as a reliable partner, capable of continuing to fulfill its financial obligations.







г. Ханты-Мансийск
2004


UTair
AVIATION



годовой отчет

ОТКРЫТОГО
АКЦИОНЕРНОГО
ОБЩЕСТВА
«АВИАКОМПАНИЯ
«ЮТЭЙР»
за 2003 год

г. Ханты-Мансийск
2004



Содержание





История Компании

Свою историю ОАО «Авиакомпания «ЮТэйр» ведет с 7 февраля 1967 года. Тогда, Приказом Министра Гражданской авиации СССР, было организовано Тюменское управление гражданской авиации, реорганизованное впоследствии в государственное предприятие – авиакомпанию «Тюменьавиатранс» (Приказ №1 Министра Гражданской авиации СССР от 04.01.91).
В соответствии с Указом Президента № 721 от 01.07.1992 г., в 1992 г. Компания «Тюменьавиатранс» была преобразована в открытое акционерное общество «Тюменьавиатранс». Решением общего собрания акционеров ОАО «Тюменьавиатранс» от 31 мая 2002 года с 1 октября 2002 г. название авиакомпании изменено на ОАО «Авиакомпания «ЮТэйр».



Обращение председателя правления



Уважаемые акционеры! Дамы и господа!
Еще один год ушел в историю, став страницей нашей общей биографии.
2003 год авиакомпания «ЮТэйр» явился годом качественных перемен. В условиях общего кризиса рынка авиаперевозок наша компания не только не сдала своих позиций, но, наоборот, существенно укрепила их на рынке.



Многое изменилось за год, но стратегическая линия Авиакомпании осталась прежней, и главные ее составные: высокая надежность, высокая эффективность и высочайший сервис. И только такое сочетание позволит Компании в ближайшем и отдаленном будущем выйти на новый уровень качества услуг, повысить ее доходность, привлекательность в глазах пассажиров и всего бизнес-сообщества.

«Авиакомпания «ЮТэйр» сегодня – это мощная команда единомышленников, это многочисленный штат высокопрофессиональных специалистов, авиационно-технический комплекс полного цикла, это центр профессиональной подготовки и переподготовки кадров, крупнейшая в России система продаж авиаперевозок, это сервисные подразделения, аэропорты и т.д.

Эффективный бизнес

В 2003 году мы успешно применили систему бизнес-планирования, которую внедрили у себя лишь годом раньше. Результаты такой работы не замедлили сказаться: ощутимо возросла индивидуальная ответственность сотрудников, на другую ступень сознательно поднялось их рыночные мышление, и, как следствие этих двух перемен, – повысилась эффективность функционирования и производительность труда.



Менеджмент «Авиакомпании «ЮТэйр» последовательно и продуктивно проводит политику оптимизации корпоративного управления и неуклонного повышения эффективности бизнеса. В 2003 году проведена серьезная работа по дивизионизации организационной структуры компании для более качественного управления издержками и расчета себестоимости предоставляемых услуг.

Безопасность

Главным приоритетом в деятельности «Авиакомпании «ЮТэйр» было, есть и всегда будет обеспечение безусловной безопасности наших пассажиров. Этому вопросу мы придаем самое серьезное значение. В 2003 году в «Авиакомпании «ЮТэйр» не было зарегистрировано ни одного авиационного происшествия.

Сервис

Сегодня под маркой «ЮТэйр» авиакомпания создает стандарты обслуживания, которые, с одной стороны, выделяют нашу авиакомпанию из ряда других перевозчиков, присутствующих на рынке, а с другой – обеспечивают клиентов сервисом именно такого уровня, который в России неизбежно становится определяющим фактором при выборе поставщика авиационных услуг. Чтобы успешно и стабильно работать на рынке гражданской авиации, мы вполне сознательно поставили перед собой весьма амбициозную задачу – обеспечение высочайшего уровня всего спектра предоставляемых услуг.

Люди

Главное достижение, главный потенциал, самая большая гордость Компании – это наши люди. Сегодня в «Авиакомпании «ЮТэйр» работает свыше пяти тысяч сотрудников. И, конечно, исходя из этого, одно из важнейших инвестиционных направлений авиакомпании – это вложения в социальную сферу, в персонал. Ведь именно от этого зависит и наш общий коммерческий успех.

Сегодня слова благодарности от имени Правления «Авиакомпании «ЮТэйр» я хочу адресовать всему нашему трудовому коллективу. Именно его высокий профессионализм и чувство ответственности вывели нас на лидирующие позиции в авиационной отрасли страны.

Особая благодарность и искренняя признательность – нашим пассажирам и клиентам, которые, выбрав нас, внесли неоценимый вклад в наши достижения и наше взаимовыгодное сотрудничество.



Председатель Правления ОАО «Авиакомпания «ЮТэйр»
Андрей МАРТИРОСОВ





Основные события 2003 ГОДА

ЯНВАРЬ

Наблюдательный совет утвердил Положение о публичной отчетности «Авиакомпании «ЮТэйр», определяющее структуру, содержание, порядок и сроки предоставления информации заинтересованным лицам и уполномоченным органам.

Правление Компании приняло к исполнению бизнес-план на 2003 г.

ФЕВРАЛЬ

26 февраля в г. Йоханнесбурге (Южно-Африканская Республика) успешно прошли послеремонтные испытания пяти вертолетов Ми-8Т «Авиакомпании «ЮТэйр». Ремонт был произведен на базе крупнейшей Южно-Африканской авиакомпании DENEL Aviation инженерно-техническим персоналом Завода № 26, входящего в структуру «ЮТэйр».

МАРТ

«Авиакомпания «ЮТэйр» как пассажирский перевозчик на внутренних воздушных линиях в группе I (объем пассажирских перевозок на внутренних воздушных линиях более 1 миллиарда пассажиро-километров) была удостоена почетного звания «Авиакомпания года» и первого приза в номинации «Участник обслуживания отраслей экономики России».

Компания выступила генеральным перевозчиком Чемпионата мира по биатлону, прошедшего в г. Ханты-Мансийске.

АПРЕЛЬ

Компания подписала интерлайн-соглашение с украинской авиакомпанией «Аэросвит». Пассажиры Компании смогут совершать перелеты по международным линиям в следующие города Украины: Львов, Ивано-Франковск, Одессу, Симферополь, Днепропетровск, Донецк, Харьков, в некоторые европейские города: Варшаву, Стокгольм, Прагу, Будапешт, а также в Тель-Авив через киевский аэропорт Борисполь.

10 апреля 2003 г. Службе технического обслуживания и ремонта авиатехники Компании была присуждена первая премия Партнерства «Безопасность полетов» и вручен диплом «За выдающиеся достижения в области обеспечения безопасности полетов».

14 апреля 2003 г. «Авиакомпания «ЮТэйр» в рамках реализации финансового плана осуществила размещение вексельного займа в размере 300 миллионов рублей. Это первый вексельный заём в практике предприятий гражданской авиации России.



МАЙ

Компания выиграла тендер на транспортное обеспечение миротворческой миссии Организации Объединенных Наций в Конго, на основе которого был заключен годовой контракт с использованием двух вертолетов Ми-26.

ИЮНЬ

Компания предлагает вниманию своих пассажиров новую программу «СТАТУС-Семья», предполагающую поощрение пассажиров, часто летающих всей семьей.
Состоялось годовое Общее собрание акционеров «Авиакомпании «ЮТэйр», на котором было принято решение о выплате дивидендов за 2002 г. в размере 0,03 руб. на одну обыкновенную акцию.
Андрей Мартиросов избран на два года Генеральным директором «Авиакомпании «ЮТэйр». Собрание также избрало Наблюдательный совет, ревизионную комиссию и аудитора.
Компания заняла 117-е место по размеру рыночной капитализации в ежегодном рейтинге 200 крупнейших компаний России, публикуемом журналом «КоммерсантЪ-Деньги».

ИЮЛЬ



Компания выиграла тендер на транспортное обеспечение миротворческой миссии Организации Объединенных Наций в Сьерра-Леоне, на основе которого был заключен годовой контракт с использованием двух вертолетов Ми-26.
Начал работу Интернет-сайт Компании www.utair.ru. По итогам конкурса годовых отчетов и сайтов компаний за 2003 г., проводимого Ассоциацией по защите прав инвесторов совместно с Фондовой биржей РТС и Издательским домом «Рынок ценных бумаг», страница «Авиакомпании «ЮТэйр» в Интернете была удостоена диплома «За уровень раскрытия информации на сайте».

АВГУСТ

«Авиакомпания «ЮТэйр» приняла участие в Международном авиационно-космическом салоне МАКС-2003. По мнению губернатора Ханты-Мансийского округа Александра Филипенко, посетившего выставочный стенд Компании на этом салоне, «Авиакомпания «ЮТэйр» является одной из самых перспективных и динамично развивающихся компаний в российской гражданской авиации.

12 августа Компания погасила векселя первого транша на сумму 100 миллионов рублей.

14 августа Компания выиграла тендер на транспортное обеспечение миротворческой миссии ООН в Сьерра-Леоне, на основе которого был заключен годовой контракт с использованием двух вертолетов Ми-8МТВ.

22 августа «Авиакомпания «ЮТэйр» и германская компания Lufthansa Consulting (входит в германскую группу Lufthansa) заключили контракт на оказание консультационных услуг по изучению и представлению предложений по усовершенствованию деятельности технических служб Компании.





СЕНТЯБРЬ

Наблюдательный совет «Авиакомпании «ЮТэйр» принял решение о проведении открытого тендера на приобретение пяти турбовинтовых ближнемагистральных самолетов в рамках реализации программы по обновлению парка воздушных судов.
Компания заключила годовой контракт на транспортное обеспечение миротворческой миссии ООН в Эритрее с использованием одного вертолета Ми-8МТВ.

ОКТЯБРЬ

Полностью завершена начатая в октябре 2002 года работа по внедрению нового корпоративного стиля, включающая процедуру изменения наименования, смену фирменного стиля, разработку программы коммуникаций.
7 октября Организация Объединенных Наций подписала два контракта с «Авиакомпанией «ЮТэйр» на транспортное обеспечение миротворческой миссии ООН в Либерии. Контракт заключен по результатам тендера ООН и предусматривает использование пяти вертолетов Ми-8МТВ.
Компания приобрела новый вертолет Ми-26 у ОАО «Роствертол» (Ростов-на-Дону) для выполнения условий контракта с ООН на транспортное обеспечение миротворческой миссии Организации Объединенных Наций в Либерии.
«Авиакомпания «ЮТэйр» своевременно и в полном объеме погасила векселя первого транша, выпущенные в апреле текущего года, в размере 300 миллионов рублей.

НОЯБРЬ

Компания перевезла своего миллионного пассажира – восьмилетнюю жительницу г. Тольятти Александру Виноградову. Александре были вручены именной годовой билет с правом перелета рейсами Компании туда и обратно, а также автомобиль ВАЗ.
Начата реорганизация службы технического обслуживания и ремонта авиационной техники, которая будет проводиться с целью совершенствования структуры и процессов технического обслуживания, максимально приближенных к международным требованиям.
С администрацией Тюменской области заключен долгосрочный договор аренды авиационно-технической базы, находящейся в Рощино, аэропорту г. Тюмени. Это позволит создать в Тюмени собственный сертифицированный технический центр, который будет осуществлять техническое обслуживание и ремонт как собственных воздушных судов, так и воздушных судов других авиакомпаний.


UTair

ДЕКАБРЬ

Заместителем Генерального директора Компании по стратегическому развитию назначен Андрей Потоцкий. В его функции входит руководство деятельностью управлений стратегического развития и автоматизации производственных процессов.

10 декабря «Авиакомпания «ЮТэйр» погасила векселя второго транша на сумму 200 миллионов рублей. Размещение векселей состоялось 10 июня текущего года. Доходность при размещении векселей второго транша составила 13 – 13,5% годовых.

10 декабря на заседании Комитета по правилам перевозок Российской Ассоциации эксплуатантов воздушного транспорта (АЭВТ), возглавляемого Генеральным директором «Авиакомпании «ЮТэйр» Андреем Мартиросовым, представители отечественных авиакомпаний выступили за полную отмену системы квотирования перевозок на внутренних воздушных линиях на всей территории страны.

Произведена рыночная оценка товарного знака Компании. Стоимость товарного знака составила более 100 миллионов рублей.

«Авиакомпания «ЮТэйр» выиграла тендер Ассоциации по тушению лесных пожаров в Южной Африке. По результатам тендера подписан контракт на срок с 1 декабря 2003 года по 2005 год с возможным продлением срока действия. Контракт предполагает использование вертолетов Ми-8.

Достижения и успехи «Авиакомпании «ЮТэйр» отмечены Национальной премией «Крылья России». «Авиакомпания «ЮТэйр» признана победителем в номинации «Участник обслуживания отраслей экономики России» и лауреатом Премии по объему пассажирских перевозок на внутренних воздушных линиях в группе I (объем пассажирских перевозок на внутренних воздушных линиях более 1 миллиарда пассажиро-километров).









Положение в отрасли.
ОБЩИЕ ИТОГИ ПРОИЗВОДСТВЕННОЙ ДЕЯТЕЛЬНОСТИ ЗА 2003 ГОД

«Авиакомпания «ЮТэйр» занимает особое положение в мировой гражданской авиации. Организационная структура Компании состоит из подразделений, оказывающих услуги по проведению авиационных работ силами вертолетной авиации, пассажирским перевозкам, а также по перевозке грузов на самолетах и вертолетах различных типов. Компания управляет пятью собственными аэропортами, проводит обслуживание техники на собственных технических базах, имеет развитую систему продаж, имеет собственную лизинговую компанию, руководит работой специализированного центра подготовки авиационного персонала, развивает услуги по обеспечению бортовым питанием (кеттеринг).

В 2003 г. на долю «Авиакомпании «ЮТэйр» пришлось 4,4% от общего количества пассажиров, перевезенных российскими авиакомпаниями[1]. При этом доля Компании на внутренних авиалиниях составляет 8% (7,8% в 2002 г.), на международных авиалиниях – 0,5% (0,3% в 2002 г.).

В настоящее время «Авиакомпания «ЮТэйр» проводит жесткую политику повышения эффективности пассажирских перевозок, о чем свидетельствует рост занятости кресел на 5,6% (60,5% в 2002 г. и 66,1% в 2003 г.). Налет на самолетах составил 65 558 летных часов, превысив показатели аналогичного периода 2002 г. на 8,7%.

«Авиакомпания «ЮТэйр» входит в пятерку ведущих вертолетных компаний мира и является крупнейшей российской вертолетной компанией. Компания имеет опыт работы в разных странах: России, Португалии, Югославии, Ираке, Новой Зеландии, Колумбии, Восточном Тиморе, Южно-Африканской Республике, Анголе, Камбодже, Мозамбике, Сомали, Западной Сахаре, Центральноафриканской Республике, Сьерра-Леоне, Эритрее и других.

[1] Использованы материалы Федерального агентства воздушного транспорта, размещенные на сайте www.gsga.ru.







Стратегические задачи «Авиакомпании «ЮТэйр»

Стратегическими задачами «Авиакомпании «ЮТэйр» являются:

- закрепление на рынке внутренних пассажирских перевозок на уровне не ниже третьего места среди национальных авиаперевозчиков с долей контролируемого рынка не ниже 10%;
- увеличение масштабов авиационных вертолетных работ и объема грузоперевозок;
- достижение высокого уровня основных производственных и экономических показателей.



Преимущества Компании
В НАПРАВЛЕНИИ «ПАССАЖИРСКИЕ ПЕРЕВОЗКИ»



1. БЕЗОПАСНОСТЬ ПОЛЕТОВ

Авиационный транспорт является наиболее безопасным. Требования, предъявляемые «Авиакомпанией «ЮТэйр» к подготовке наземного и летного персонала, уровню предполетной подготовки воздушных судов, системам обеспечения полетов, являются одними из самых серьезных в отрасли. Деятельность Компании, ее настоящее и будущее находятся в прямой зависимости от возможности обеспечить абсолютную безопасность клиентов, а следовательно, их уверенность в успешности полета. Результаты такой политики Компании налицо – при общем налете более 114 тысяч часов на всех типах воздушных судов Компания отработала отчетный год без авиационных происшествий.

Контроль над обеспечением безопасности полетов осуществляет директорат по инспектированию с использованием современных средств расшифровки полетной информации.

В структуру директората входят два отдела по инспектированию и подразделение полетной информации (ППИ), насчитывающие более шестидесяти высококвалифицированных специалистов, которыми в 2003 г. было обработано и проанализировано 77 000 полетов на воздушных судах всех типов, что составило более 98% от общего количества полетов.

Парк Компании насчитывает 109 самолетов (по состоянию на 01.01.2004)

Тип	Количество	В собственности	Арендовано	Изм-е отн. 2003 г.
Gulfstream	1	–	1	–
Ту-154Б	3	–	3	+1
Ту-154М	9	6	3	+1
Ту-134	20	–	20	+4
Як-40	18	17	1	–2
Ан-24	11	9	2	–1
Ан-26	1	1	–	–1
Ан-2	46	46	–	–1

ОАО «Авиакомпания «ЮТэйр» планомерно осуществляет политику обновления парка воздушных судов. В соответствии с бизнес-планом, в 2003 г. на поддержание летной годности воздушных судов Компания затратила порядка 670 млн. рублей.

Используя инструменты банковского кредитования, вексельной программы, а также планируемого облигационного займа, Компания приступила к замене парка ближнемагистральных лайнеров Ан-24 и Як-40. В частности, одним из шагов в направлении модернизации парка воздушных судов является проведение в отчетном году открытого тендера на покупку пяти турбовинтовых ближнемагистральных самолетов. Осуществление сделки запланировано на первую половину 2004 года; оценочный бюджет этого проекта превышает 15 млн. долларов США.




АН-24РВ

2. ФУНКЦИОНАЛЬНАЯ БАЗА ОБСЛУЖИВАНИЯ

2а. СТАТИСТИКА

Всего в 2003 г. «Авиакомпанией «ЮТэйр» на внутренних и международных воздушных линиях перевезено 1 млн. 288 тыс. пассажиров, 8,26 тыс. тонн грузов и почты, выполнено 2 млрд.160,13 млн. пассажиро-километров и 209,58 млн. тонно-километров.

Коэффициент коммерческой загрузки[1] составил 58,9%, что на 7,3% больше данного показателя 2002 года. Процент занятости пассажирских кресел вырос по сравнению с уровнем 2002 г. на 5,6% и составил 66,1%.

В сравнении с 2002 г. прирост объема составил:

- **по пассажирообороту: +2,8% (+59 777 тыс. п/км)**
- **по перевозке пассажиров: +4% (+49 703 пассажира)**
- **по перевозке грузов: –1,4% (–109 тонн)**
- **по перевозке почты: + 43,3% (+190 тонн)**
- **по тонно-километрам: + 2,5% (+5,17млн. т/км)**

[1]Коэффициент коммерческой загрузки – это показатель эффективности использования воздушного судна, определяющийся как отношение предельного тонно-километража к выполненному тонно-километражу. Тонно-километраж – количество перевезенного груза на расстояние всей маршрутной сети «Авиакомпании «ЮТэйр».



2б. РАСШИРЕНИЕ И ОПТИМИЗАЦИЯ РАБОТЫ МАРШРУТНОЙ СЕТИ

Неизменно расширяется география присутствия «Авиакомпании «ЮТэйр»: помимо традиционных районов концентрации деятельности – Ханты-Мансийский и Ямало-Ненецкий автономные округа и Тюменская область – Компания активно осваивает рынки европейской части России, стран ближнего и дальнего зарубежья.

Параллельно с расширением маршрутной сети Компания увеличивает частоту движения на всех линиях, постоянно совершенствуя летное расписание и систему управления парком воздушных судов. Результаты проделанной работы очевидны – пассажиры высоко оценивают программы перевозок Компании из аэропортов Сургута, Тюмени, Ханты-Мансийска, Самары, Киева. В 2003 г. введен рейс Сургут–Самара–Минск, в 2004 г. планируется открытие новых рейсов в Ташкент, Баку, Душанбе, Ашхабад, Кишинев, Алма-Аты, Харьков. Чартерные рейсы выполняются по договорам с туристическими компаниями и другими организациями.

Благодаря заключению интерлайн-соглашений с такими партнерами, как: «Аэросвит», «Калининградавиа», «Белавиа», «Уральские авиалинии» – была сформирована обширная сеть стыковочных маршрутов, обеспечивающая транзитный пассажиропоток на внутрироссийских и международных направлениях и позволяющая пассажирам с наименьшими временными затратами совершать перелеты в любые пункты назначения, входящие в маршрутную сеть Компании, в том числе зарубежные.

Принадлежащие Компании самолеты марки Ту-154М, оборудованные всем необходимым для полетов в зону европейского воздушного пространства, например, системами предотвращения опасного сближения (TCAS), спутниковой навигацией, системами шумопоглощения, кислородным оборудованием, выполнили за 2003 г. более 300 международных рейсов.

Доход от пассажирских перевозок за 12 месяцев 2003 г. составил 4,43 млрд. руб. – 67% в структуре доходов «Авиакомпании «ЮТэйр».

2в. РЕГУЛЯРНОСТЬ ПОЛЕТОВ

Компания использует современные технологические достижения и надлежащий уровень подготовки персонала для обеспечения регулярности полетов и выполнения летного расписания.

В 2003 г. «Авиакомпанией «ЮТэйр» было выполнено 27 917 рейсов при регулярности полетов 90%, что в условиях регионов обслуживания является показателем высочайшего уровня готовности техники и персонала, так как основная причина задержек связана с метеорологической обстановкой.

Регулярность полетов, %

92
90
88
86
84
82
80

	2001	2002	2003
Регулярность полетов, %	87	86	90


RA-85820
UTair

Динамика пассажирооборота, млн. п/км

1999	2000	2001	2002	2003
700	1 090	1 681	2 101	2 106

Шкала: 0, 500, 1 000, 1 500, 2 000, 2 500

ПАССАЖИРООБОРОТ – количество перевезенных пассажиров на расстояние всей маршрутной сети «Авиакомпании «ЮТэйр».

ПАССАЖИРО-КИЛОМЕТРЫ – единица измерения пассажирооборота.

Количество пассажиров, тыс. чел.

1999	2000	2001	2002	2003
402	733	1 013	1 239	1 288

Шкала: 0, 200, 400, 600, 800, 1 000, 1 200, 1 400



2г. БИЗНЕС-ПЕРЕВОЗКИ

Масштабное развитие корпоративного бизнеса в России формирует устойчивый спрос на специфический вид авиационных услуг – VIP-перевозки. Заказчикам VIP-перевозок предоставляются воздушные суда, переоборудованные по классу люкс, что подразумевает мягкие удобные кресла, диваны, мини-офисы, переговорные комнаты, бары, видеосалоны, ресторанное питание самого высокого уровня.

В течение короткого времени Компания добилась права обслуживать высший менеджмент крупных российских и иностранных компаний, представителей органов государственной власти.

В структуру подразделения бизнес-авиации входят следующие воздушные суда:

- **Gulfstream IV-SP – реактивный самолет.**
- **Ту-134.**
- **Як-40 – три самолета.**
- **Ми-8 – четыре вертолета.**

С 2003 года Компания предоставляет услуги бизнес-класса, соответствующие всем стандартам категории, и на наиболее важных для деловых перелетов региональных маршрутах.







2д. СЕРВИС

Программа улучшения качества сервиса рассматривается в качестве приоритетного направления совершенствования пассажирских перевозок. Услуги, предоставляемые Компанией, не ограничиваются обслуживанием во время полета. Условием формирования лояльности пассажиров и клиентов является также высокий уровень **предполетного** и **послеполетного** сервиса.

Введена трехклассная компоновка самолетов Ту-154 – бизнес, эконом-комфорт, эконом-класс. Для самолетов Ту-134 введена двухклассная компоновка – бизнес и эконом-класс.

В целях совершенствования технологии обслуживания созданы собственные цеха бортового питания в аэропортах Сургута, Ханты-Мансийска, Тюмени, Ноябрьска. Пассажирам предлагаются разнообразные горячие блюда и закуски, прохладительные и алкогольные напитки.

Повышается эффективность работы представительств Компании в аэропортах, в каждом аэропорту всей маршрутной сети Компании работают ее представители, которые по единым стандартам обеспечивают работу с пассажирами.

Круглосуточно действует телефон «горячей линии», по которому пассажиры могут уточнить расписание полетов, забронировать билеты, а также заказать бесплатную доставку билетов.

Пользователи сети Интернет могут получить исчерпывающую информацию о Компании на ее сайте. Удобный пользовательский интерфейс позволяет быстро находить нужные данные, узнавать о действующих специальных предложениях, бронировать билеты.


UTair

В «Авиакомпании «ЮТэйр» действует программа поощрения часто летающих пассажиров «СТАТУС». С 1 июня 2003 года она была расширена вводом программы «СТАТУС-Семья».

За прошедший год количество участников программы «СТАТУС» составило более 35 тыс. человек, более 80% из них – индивидуальные участники, около 12% – корпоративные клиенты, более 8% – участники программы «СТАТУС-Семья». За год произведено около двухсот повышений в классе обслуживания и оформлено более четырех тысяч наградных билетов.

2е. АЭРОПОРТОВАЯ ДЕЯТЕЛЬНОСТЬ

Компания владеет и управляет пятью аэропортами, в том числе одним аэропортом федерального значения в г. Ноябрьске, четырьмя аэропортами регионального значения в поселках Березове, Игриме (Ханты-Мансийский автономный округ), Мысе Каменном, Тазовском (Ямало-Ненецкий автономный округ). Для обеспечения полетов малой авиации Компанией эксплуатируется около сорока приписных аэродромов, вертодромов и посадочных площадок в Тюменском регионе.

«Авиакомпания «ЮТэйр» владеет акциями следующих аэропортов:

- **26% – уставного капитала аэропорта Сургут;**
- **4,8% – аэропорта Белоярский;**
- **45,5% – аэропорта Кондинск;**
- **49% – аэропорта Октябрьский.**

За 2003 г. объемы пассажиропотока, перевезенного груза и почты рейсами «Авиакомпании «ЮТэйр» составили:

Наименование филиала		Отправки	
	пассажиры, чел.	груз, т	почта, т
Ноябрьский	128 322	546,1	15,4
Березовский	38 437	362,9	52,1
Мыс Каменский	13 980	36,2	1,8
Тазовский	18 428	46,7	68,8
Тюменский	450	69,9	–
Итого	199 617	1061,8	138,1

Модернизация материально-технической базы эксплуатируемых аэропортов осуществляется Компанией за счет собственных средств.

Производственные показатели аэропортовой деятельности:

Отправлено из аэропортов	2002 г.	2003 г.	Абс. прирост	Отн. прирост, %
Пассажиров, чел.	192 587	196 680	4093	2,1
Почты, т	90,4	96,5	6,1	6,7
Грузов, т	1500,9	1590,1	89,2	5,8

В 2003 г. в развитие аэропортов Компанией инвестировано 115 млн. руб., в том числе:

- **на строительство и реконструкцию зданий и сооружений – 21 млн. руб.;**
- **на ремонт зданий и сооружений – 78 млн. руб.;**
- **на приобретение транспорта – 16 млн. руб.**

Ежегодное выделение денежных средств на развитие наземной базы аэропортов позволило сертифицировать аэропортовую деятельность всех филиалов Компании.

2ж. ТЕХНИЧЕСКОЕ ОБСЛУЖИВАНИЕ

В 2003 году «Авиакомпания «ЮТэйр» продолжила планомерную работу по совершенствованию организации технического обслуживания и ремонта, одной из ключевых задач которой является соответствие мировым стандартам качества. В августе 2003 г. Компания заключила контракт на оказание консультационных услуг с германской компанией Lufthansa Consulting, в рамках которого последняя представила свои предложения по совершенствованию технического управления «Авиакомпании «ЮТэйр». На основании полученных рекомендаций Правлением «Авиакомпании «ЮТэйр» в ноябре 2003 г. принято решение о реорганизации службы технического обслуживания и ремонта авиационной техники.

В структуру Компании входит шесть собственных сертификационных авиационно-технических баз. В аэропорту Тюмени расположена головная авиационно-тех-

ничесний комплекс самолетов (АТНС) с линейными станциями в аэропортах Сургута, Тобольска, Ноябрьска, Ханты-Мансийска, Тюмени. В АТНС осуществляются все виды технического обслуживания всех типов самолетов и вертолетов, эксплуатируемых в «Авиакомпании «ЮТэйр». В совокупности работы по проведению преобразований в инженерно-авиационной инфраструктуре создания сертификационного Технического центра позволяет существенно увеличить объем услуг по техническому обслуживанию воздушных судов сторонних авиакомпаний и развить данное направление в самостоятельный бизнес.
Для обеспечения устойчивой, бесперебойной и безопасной работы авиационной техники «Авиакомпания «ЮТэйр» приобрела контрольный пакет акций ОАО «Завод № 26» – авиаремонтного завода, находящегося в Тюмени.
ОАО «Завод № 26» специализируется на ремонте воздушных судов типа Ми-8, Ми-8МТ, Ми-8МТВ-1, Ми-2, Ан-2, а также комплектующих изделий авиационной техники. За весь период производственной деятельности предприятием отремонтировано 8500 вертолетов и самолетов. Успешная эксплуатация в России и за ее пределами (Латинская Америка, Африка, Индонитай) отремонтированной авиационной техники подтверждает эффективность используемых технологий.
Для снабжения запчастями и агрегатами в структуре «Авиакомпании «ЮТэйр» создана специализированная организация материально-технического снабжения «Тюменьавиатехснаб» (г. Тюмень, аэропорт Рощино), включающая в себя комплекс складских помещений, подъездные пути, транспорт, погрузочно-разгрузочное оборудование.

2з. СИСТЕМА ПРОДАЖ

В целях совершенствования технологии управления продажами услуг и увеличения доходности «Авиакомпания «ЮТэйр» создала собственную систему продаж, которая занимает первое место среди аналогичных систем агентств воздушных сообщений России по объемам реализации.
Генеральным агентом Компании является ЗАО «Центр реализации перевозок и услуг» (ЦРПУ). ЦРПУ аккредитовано при ИАТА (Международная авиатранспортная ассоциация) и Торгово-клиринговой палате, имеет отделения в различных населенных пунктах Тюменской области, в г. Москве, на юге России, осуществляет продажу авиационных перевозок, выполняет расчеты с авиакомпаниями – партнерами



«ЮТэйр», аэропортами, контролирует правильность расчетов за авиаперевозки других агентств с Компанией. На долю ЗАО ЦРПУ приходится порядка 40% всего объема продаж перевозок Компании. Кроме того, Компания тесно сотрудничает с туристическими агентствами Тюменского региона, Москвы и других городов.

«Авиакомпания «ЮТэйр» имеет более 100 офисов продаж, заключено более 20 прямых агентских соглашений на продажу авиаперевозок с агентствами, находящимися в Тюменской области, г. Москве, других городах России, а также за пределами РФ.

Ресурсы Компании размещены в международных системах бронирования Gabriel, Amadeus, Galileo, в отечественной автоматизированной системе «Сирена».

Любую необходимую информацию пассажир может получить по телефону горячей линии: (3452) 396-066.

Круглосуточно в Компании функционирует call-центр, в котором пассажиры могут забронировать авиабилеты, узнать о тарифах и услугах, предоставляемых перевозчиком.


АН-24Б







Деятельность Компании
в направлении «Вертолетные работы»

1. ВЕРТОЛЕТНЫЕ РАБОТЫ КОМПАНИИ (статистика)

Вертолетный парк «Авиакомпании «ЮТэйр» на 31 декабря 2003 г. насчитывает 173 машины, представляющие практически все виды воздушных судов семейства «Миль» различной грузоподъемности и функционального назначения (Ми-26, Ми-10, Ми-8МТВ, Ми-8АМТ, Ми-8Т).

Вертолеты Компании выполняют различные виды работ:

- **транспортной связи,**
- **аэровизуальные,**
- **строительно-монтажные,**
- **лесоавиационные,**
- **поисково-спасательные,**
- **санитарные.**

Компания располагает крупнейшим в мире (19 машин) парком вертолетов марки Ми-26, обладающих самой высокой в мировой авиации грузоподъемностью (до 20 тонн как внутри фюзеляжа, так и на внешней подвеске). В России эти вертолеты используются в основном при перевозке и монтаже тяжелого оборудования нефтегазодобывающих предприятий.

2. ПРИОРИТЕТНЫЕ НАПРАВЛЕНИЯ РАБОТЫ КОМПАНИИ

2.1 ВЕРТОЛЕТНЫЕ РАБОТЫ В РОССИИ

Одним из показателей соответствия технического уровня парка машин «Авиакомпании «ЮТэйр» высоким международным стандартам является неоднократное успешное прохождение вертолетами Компании технического аудита компании Shell. Авиакомпания предоставляет клиентам возможность минимизировать риски, связанные с перевозкой персонала, доставкой и монтажом сложного дорогостоящего оборудования.

Доход «Авиакомпании «ЮТэйр» от вертолетных перевозок за 12 месяцев 2003 года составил 1 млрд. 068 млн. рублей (без НДС), что составляет 16,4% в структуре доходов за 2003 год.

2.2 КРИТЕРИИ УСПЕХА

- Качество летной подготовки, технического обслуживания и ремонта воздушных судов соответствует международным стандартам.
- Высочайший уровень безопасности полетов и технологической дисциплины всех подразделений, участвующих в обеспечении и выполнении работ.
- Техническая оснащенность и развитая производственная база.
- Сеть филиалов, служащих базами для выполнения авиационных работ.

Распределение доходов от авиационных видов работ

Электроэнергетика 1%
Санавиация 7%
Авиалесоохрана 3%
Прочие 10%
Геология 4%
Газовая 11%
Нефтяная 64%

Распределение объемов авиационных работ по отраслям экономики

Электроэнергетика 1%
Санавиация 5%
Авиалесоохрана 2%
Прочие 8%
Геология 3%
Газовая 11%
Нефтяная 70%





Парк вертолетов (по состоянию на 1 января 2004 года)
173 ВЕРТОЛЕТА

Тип	Общ. кол-во	В собств.	Арендовано	Изм. отн-но 2003 г.
Ми-26Т	19	16	3	–
Ми-8МТВ	24	18	6	-1
Ми-8АМТ	1	1	–	
Ми-8Т	119	118	1	-5
Ми-10К	7	7	–	–
Ми-2	3	3	–	–

Фактический налет часов на вертолетах за 2003 г.

Тип воздушного судна	Налет, час
Ми-8	34 734
Ми-8МТВ	11 276
Ми-8с	413
Ми-10	101
Ми-26	4 647
Итого	**51 171**





2.3 ВЕРТОЛЕТНЫЕ РАБОТЫ ЗА РУБЕЖОМ

С 1991 г. «Авиакомпания «ЮТэйр» является поставщиком вертолетных услуг для миротворческих миссий Организации Объединенных Наций. Благодаря уникальным характеристикам российских вертолетов – грузоподъемности, дальности полета, простоте в обслуживании – «Авиакомпания «ЮТэйр» является серьезным конкурентом ведущих иностранных вертолетных компаний.

За прошедшие годы по контрактам с ООН вертолеты «Авиакомпании «ЮТэйр» успешно выполняли перевозки в разных странах, в том числе в Югославии, Анголе, Камбодже, Мозамбике, Сомали, Западной Сахаре, Центральноафриканской Республике, Сьерра-Леоне (Африка), Восточном Тиморе (Индонезия), Эритрее (Африка), Демократической Республике Конго, Западной Сахаре. Всего по текущим контрактам с ООН в 2003 г. за границей работало 26 вертолетов, в том числе шесть Ми-26Т, пятнадцать Ми-8МТВ и пять Ми-8Т.

Самой крупной миссией в интересах ООН является работа в Либерии с октября 2003 года. В конце 2003 г. парк Компании в Либерии составил 5 вертолетов Ми-8МТВ и 2 вертолета Ми-26Т.

Из приведенной диаграммы видно, что, начиная с 1999 г. по настоящее время, Компания планомерно увеличивает свое присутствие на рынке услуг, предоставляемых ООН. Временное снижение доходов от работ в этом секторе в 2003 г. объясняется снижением количества миротворческих программ и миссий ООН в связи с началом военных действий в Ираке.

Несмотря на изменившуюся конъюнктуру рынка, Компания уже заключила в 2003 году контракты с ООН на сумму более 30 млн. долларов США и в целом рассчитывает получить по контрактам с ООН около 48 млн. долларов в 2004 году.

Поступления от авиаработ по контрактам с ООН, млн. долл. США

$50
$40
$30
$20
$10
$-
4
22
1999
2000
2001
2002
2003
2004


UTair
RA-22168

ГОДОВОЙ ОТЧЕТ ОТКРЫТОГО АКЦИОНЕРНОГО ОБЩЕСТВА
«АВИАКОМПАНИЯ «ЮТЭЙР» за 2003 год





В конце 2003 г. Компания подписала контракт с Ассоциацией по пожаротушению Южно-Африканской Республики на тушение лесных пожаров на трехлетний срок с возможным продлением. Предусмотрено использование двух вертолетов Ми-8.

В октябре 2003 г. в ЮАР успешно завершено дело по возврату вертолетов, арендованных в 1996 г. Южно-Африканской компанией Heyns Helicopters. Согласно постановлению Южно-Африканского суда, Heyns Helicopters возвратила пять вертолетов и компенсировала Компании понесенные убытки.

«Авиакомпания «ЮТэйр» приступила к созданию в ЮАР дочерней холдинговой компании с собственным капиталом в размере 100%, имеющей лицензии на авиационные работы и ремонт воздушных судов.

Основными предпосылками для создания дочерней компании в ЮАР стали:

- **наличие в Центральной и Южной Африке значительного количества вертолетной техники российского производства, требующей ремонта и технического обслуживания;**
- **объем заказов в регионе со стороны специализированных компаний и государственных учреждений;**
- **платежеспособный спрос.**

Для выхода на рынок США Компания в конце 2003 г. заключила договор с американской компанией «TRADIX Associates Inc.». Эта компания будет представлять интересы «Авиакомпании «ЮТэйр» в фирмах, находящихся или имеющих офисы и представительства в США и при этом осуществляющих международные проекты в различных отраслях экономики, прежде всего в нефтегазовой сфере.

3. ПЛАНЫ КОМПАНИИ НА БУДУЩЕЕ

В планах Компании – создание разветвленной международной сети по выполнению авиационных работ. Одним из ближайших проектов является приобретение дочернего авиационного предприятия в одной из стран Европейского Союза.

В 2005 году Компания планирует расширять деятельность по предоставлению вертолетных услуг на Ямале, в связи с интенсификацией разведки газовых месторождений в этом регионе, а также на Камчатке, в Республике Коми, в Иркутской области, в Красноярском крае и в Калининградской области. Также Компания намерена предлагать свои услуги в этом сегменте рынка авиационных работ мировым нефтяным и газовым компаниям.



Персонал «Авиакомпании «ЮТэйр»

Гарантией достижений и будущих успехов «Авиакомпании «ЮТэйр» является высокий профессионализм и корпоративная солидарность работников.

Благодаря продуманной кадровой политике управления по работе с персоналом за последние годы удалось добиться сбалансированности интересов работников и финансовых возможностей Компании.

Стратегия подбора кадров «Авиакомпанией «ЮТэйр» основывается на принципе: профессиональные кадры – залог успешной работы и процветания Компании. В рамках реализации этой стратегии Компания создает в своей структуре управление по работе с персоналом

КВАЛИФИКАЦИЯ СОТРУДНИКОВ КОМПАНИИ

Коллектив Компании насчитывает более 5000 высококвалифицированных специалистов, из которых более трех четвертей имеют высшее и среднее специальное образование. В последние годы коллектив Компании пополнился молодыми специалистами, умеющими работать в быстро меняющихся условиях рынка. На данный момент средний возраст работников Компании составляет 39 лет. Опыт молодым сотрудникам передают более опытные старшие коллеги – около 30% сотрудников имеют стаж более 20 лет.

ОБУЧЕНИЕ ПЕРСОНАЛА

Компания уделяет значительное внимание вопросам профессионального обучения и повышения квалификации персонала. Центр подготовки персонала (ЦПП), образованный в 1967 г. и являющийся одним из крупнейших авиационных учебных центров в России, проводит следующие занятия:

- переподготовку и повышение квалификации летного и инженерно-технического персонала по следующим типам воздушных судов: Ту-154, Ту-134, Ил-76, Ан-12, Ан-24, Ан-2, Як-40, Ми-26, Ми-10К, Ми-8, Ми-8МТВ, Ми-2;
- подготовку экипажей к выполнению международных полетов на воздушных судах российского производства;
- первичную подготовку и повышение квалификации бортпроводников, бортоператоров, специалистов служб перевозок, службы авиационной безопасности аэропортов и других специалистов.

Более 70 специалистов Центра проводят занятия в 39 учебных классах и на шести тренажерах по следующим типам воздушных судов:



• самолеты: Ил-76, Ту-134, Ан-26, Як-40, Ан-2,
• вертолеты: Ми-8.

Программа подготовки дает возможность оперативно проводить практические занятия как с работающими экипажами, так и с новым персоналом. Специалисты ЦПП имеют опыт работы с иностранными слушателями – в Центре обучаются пилоты и механики вертолетов Ми-8 и Ми-8МТВ из Колумбии, ЮАР, Югославии. В структуру ЦПП входит летно-методическая авиаэскадрилья.

В 2003 г. Центром было проведено более 370 курсов, на которых прошли обучение более 3000 человек из числа летного и инженерно-технического персонала Компании, тренажерную подготовку прошли 812 экипажей воздушных судов.

При активном участии Независимого профсоюза Компания начала активно взаимодействовать с рядом средних специальных и высших учебных заведений в рамках негосударственного образования, разрабатывая учебные программы и проводя практические занятия, в том числе с использованием собственной авиационной базы.



СОЦИАЛЬНЫЕ ГАРАНТИИ

«Авиакомпания «ЮТэйр» обеспечивает своих сотрудников комплексом социальных гарантий, включающим:

- оплату детских садов;
- бесплатные путевки на лечение;
- бесплатный проезд до места лечения;
- средства на приобретение детских новогодних подарков детям до 14 лет;
- финансирование культурно-массовой и физкультурной работы;
- ежемесячные дополнительные выплаты неработающим пенсионерам Компании;
- бесплатные путевки на отдых;
- вознаграждения сотрудникам на памятные даты;
- дополнительные оплачиваемые отпуска в связи с рождением ребенка, собственной свадьбой и свадьбой детей, со смертью членов семьи или близких родственников;
- единовременную материальную помощь на обустройство молодым специалистам, прибывшим на работу по приглашению «Авиакомпании «ЮТэйр» после окончания среднего специального или высшего учебного заведения;
- денежную компенсацию при увольнении;
- сезонную льготу на проезд рейсами Компании на работника и членов его семьи.

В 2003 г. «Авиакомпания «ЮТэйр» предоставила ветеранам Великой Отечественной войны бесплатные авиабилеты для проведения встреч фронтовых друзей и для участия в мероприятиях, проводимых Российским комитетом ветеранов ВОВ в честь Дня Победы.

Начиная с 2003 г. в Компании, по решению Правления, действует программа предоставления поручительства перед кредитными учреждениями и Жилищным фондом по займам работников. Общий объем предоставляемого Компанией поручительства по данной программе составляет 20 млн. рублей.

Значительное внимание в «Авиакомпании «ЮТэйр» уделяется вопросам, связанным с охраной здоровья сотрудников: всего за 2003 г. более 33 млн. рублей израсходовано на мероприятия по охране труда.

ЧИСЛЕННОСТЬ И СТРУКТУРА ЗАНЯТОСТИ ПЕРСОНАЛА

Средняя заработная плата на одного сотрудника, руб.

2000	2001	2002	2003
7 218	11 202	14 566	16 000

Производительность труда (выручка/численность), тыс. руб.

2000	2001	2002	2003
844	1 081	1 172	1 221



Уставный капитал и рынок акций

Уставный капитал «Авиакомпании «ЮТэйр» составляет 577 208 000 (пятьсот семьдесят семь миллионов двести восемь тысяч) рублей и разделен на 577 208 000 (пятьсот семьдесят семь миллионов двести восемь тысяч) штук обыкновенных акций номинальной стоимостью 1 (один) рубль каждая.

Всего осуществлено три эмиссии акций:

- первичная эмиссия зарегистрирована 30.10.1992 финансовыми органами администрации Тюменской области под № 1171-1П-37. Объем эмиссии – 575 223 акции стоимостью 1 руб. каждая;
- вторая эмиссия зарегистрирована 11.07.1996 финансовыми органами Тюменской области под № 67-1-1064. Объем эмиссии – 1985 акций стоимостью 1 руб. каждая;
- третья эмиссия зарегистрирована 02.08.1996 финансовыми органами Тюменской области под № 67-1-1073. Объем эмиссии – 576 630 792 акции стоимостью 1 руб. каждая.

В соответствии с Распоряжением ФКЦБ России от 16.01.2004 № 04-82/р осуществлено объединение вышеуказанных эмиссий. Государственные регистрационные номера, присвоенные указанным эмиссиям, аннулированы, эмиссиям присвоен государственный регистрационный номер 1-01-00077-F от 16.01.2004

Специализированный регистратор – ОАО «Регистратор Р.О.С.Т.».
Место нахождения: Россия, 107996, г. Москва, ул. Стромынка, д. 18, корп. 13, тел. (095) 771-7335,
Лицензия № 10-000-1-00264 от 03.12.2002, выдана Федеральной комиссией РФ по рынку ценных бумаг.

Акции «Авиакомпании «ЮТэйр» торгуются на следующих площадках для ценных бумаг:

1. Московская межбанковская валютная биржа (ММВБ), код ценной бумаги UTAIR.
Адрес в Интернете: www.micex.ru.
2. Российская торговая система (РТС), код ценной бумаги TMAT.
Адрес в Интернете: www.rts.ru.
3. Фондовая биржа «Санкт-Петербург», код ценной бумаги TMATG.
Адрес в Интернете: www.spbex.ru

Сведения о средневзвешенной цене акций в РТС, долл. США

год	минимум	максимум
2000	0,010	0,045
2001	0,028	0,044
2002	0,055	0,063
2003	0,053	0,065

Динамика капитализации по годам, млн. долл. США

год	млн. долл. США
1999	5,8
2000	[illegible]
2001	[illegible]
2002	31,9
2003	37,2



Информация
ДЛЯ АКЦИОНЕРОВ И ИНВЕСТОРОВ

ПРОГРАММА АМЕРИКАНСКИХ ДЕПОЗИТАРНЫХ РАСПИСОК (ADR)

Программа Американских Депозитарных Расписок первого уровня была зарегистрирована 26 мая 1998 г. Одна депозитарная расписка соответствует 100 обыкновенным акциям. Депозитарным банком является The Bank of New York. Торговый код UAIRY. Торговля ADR осуществляется на внебиржевых рынках Нью-Йорка, Франкфурта и Берлина.

Количество акций, размещенных через программу ADR, составляет 2,67% (по состоянию на 10.11.2003 г.).

ОТЧЕТ О ВЫПЛАТЕ ДИВИДЕНДОВ

Отчет о выплате дивидендов (по состоянию на 1 апреля 2004 г.)

Год	Дата составления списка	Общая начисленная сумма, руб.	Размер дивидендов на одну акцию, руб.	Выплаченные дивиденды, %
2000	30.03.2001	28 860 400	0,05	97,0
2001	12.04.2002	34 632 480	0,06	97,3
2002	30.04.2003	17 316 240	0,03	93,1

По итогам работы за 2002 г. на выплату дивидендов было направлено 28% чистой (оставшейся после уплаты налогов) прибыли Компании: за 2001 г. – 6,65%, за 2000 г. – 6,53%. Выплата дивидендов осуществлялась в денежной форме. Существующая задолженность по выплате дивидендов связана с тем, что дивиденды не выплачены тем акционерам, чье местонахождение неизвестно.

СТРУКТУРА АКЦИОНЕРНОГО КАПИТАЛА

По состоянию на 1 января 2004 г. в реестре именных ценных бумаг «Авиакомпании «ЮТэйр» зарегистрировано 3 596 счетов владельцев, из них 39 счетов юридических лиц, 3 557 счетов физических лиц, а также 7 счетов номинальных держателей. По состоянию на 10 ноября 2003 года[1] структура акционерного капитала следующая: **26,99%** акций принадлежит Департаменту государственной собственности Ханты-Мансийского автономного округа; **18,8%** – Департаменту имущественных и земельных отношений администрации города Сургута; **17,1%** – физическим лицам; **31,1%** – российским юридическим лицам; **6,1%** – иностранным инвесторам (в том числе **2,67%** акций размещены через программу ADR).

Структура акционерного капитала



Физические лица 17,1%
Иностранные инвесторы 6,1%
Юридические лица 31,1%
г. Сургут 18,8%
Ханты-Мансийский автономный округ 26,99%

[1]Дата составления списка лиц, имеющих право на участие во внеочередном общем собрании акционеров.

КРУПНЫЕ ВЛАДЕЛЬЦЫ АКЦИЙ КОМПАНИИ

(акционеры, владеющие более 5% акций, на 10.11.2003 г.)

Наименование зарегистрированного лица	Общее количество акций, тыс. шт	% от общего количества акций
Департамент государственной собственности Ханты-Мансийского автономного округа	153 975	26,99
Департамент имущественных и земельных отношений администрации г. Сургута	108 527	18,80
Общество с ограниченной ответственностью «Центроинвест»[2]	86 103	14,92
Открытое акционерное общество Акционерный банк «Банк Развития Предпринимательства»[3]	33 640	5,83

[2] Акции находятся в номинальном владении ЗАО «Депозитарно-клиринговая компания».
[3] Акции находятся в номинальном владении ЗАО «Депозитарно-клиринговая компания».

ОБЩЕЕ СОБРАНИЕ АКЦИОНЕРОВ

«Авиакомпания «ЮТэйр» стремится к обеспечению равного участия акционеров в управлении. С этой целью Компания прилагает максимум усилий для обеспечения участия своих акционеров в собрании акционеров, своевременного оповещения о сроках проведения собрания и перечне вопросов, выносимых на обсуждение, а также к полному и своевременному обеспечению акционеров информацией, необходимой для принятия решений по вопросам повестки дня.

Сообщения о проведении Общего собрания акционеров, содержащие основную информацию, а также краткая информация по вопросам повестки дня рассылаются акционерам заказной почтой не менее чем за 20 дней до проведения собрания, а также размещаются в свободном доступе на Интернет-сайте «Авиакомпании «ЮТэйр» (www.utair.ru) на русском и английском языках. Держатели ADR получают данные материалы в переводе на английский язык.

Полный информационный пакет материалов по вопросам, выставляемым на голосование, акционеры могут получить в головном офисе «Авиакомпании «ЮТэйр», а также в Генеральном представительстве в г. Москве и филиале Компании в г. Тюмени.

В соответствии с Положением об общем собрании акционеров «Авиакомпании «ЮТэйр», утвержденным Общим собранием акционеров, функции Председателя собрания акционеров выполняет Председатель Наблюдательного совета, в связи с чем непосредственно на собрании акционеры имеют возможность обратиться к членам Наблюдательного совета.



Веб-сайт содержит подробную информацию об «Авиакомпании «ЮТэйр» и регулярно обновляется – особенно это касается разделов «Информация для акционеров и инвесторов», «Финансовый отчет» и «Новости Компании». По итогам конкурса годовых отчетов и сайтов компаний, проводимого Ассоциацией по защите прав инвесторов совместно с НП «Фондовая биржа РТС» и Издательским домом «Рынок ценных бумаг», в 2003 г. страница «Авиакомпании «ЮТэйр» в Интернете была удостоена диплома «За уровень раскрытия информации на сайте».



Наблюдательный совет
и его деятельность в 2003 году

Согласно требованиям Федерального закона «Об акционерных обществах» Наблюдательный совет «Авиакомпании «ЮТэйр» избирается Общим собранием акционеров сроком на один год. Наблюдательный совет состоит из семи членов.
Годовое общее собрание акционеров, состоявшееся 18 июня 2003 г., избрало Наблюдательный совет «Авиакомпании «ЮТэйр» в следующем составе:

ПРЕДСЕДАТЕЛЬ НАБЛЮДАТЕЛЬНОГО СОВЕТА

НОВИЦКИЙ Вячеслав Федорович,
1955 г. р.
Сведения об образовании: высшее профессиональное.
В период с 2002 г. по наст. время – Первый заместитель Председателя Правительства Ханты-Мансийского автономного округа.
Доля в уставном капитале «Авиакомпании «ЮТэйр»: не имеет.
Доли в дочерних/зависимых обществах «Авиакомпании «ЮТэйр»: не имеет.

ЧЛЕНЫ НАБЛЮДАТЕЛЬНОГО СОВЕТА

АМИРОВ Гаджи Амирович,
1948 г. р.
Сведения об образовании: высшее профессиональное.
В период с 2000 г. по наст. время – Заместитель Председателя Правительства Ханты-Мансийского автономного округа – директор Департамента государственной собственности Ханты-Мансийского автономного округа.
Доля в уставном капитале «Авиакомпании «ЮТэйр»: не имеет.
Доли в дочерних/зависимых обществах «Авиакомпании «ЮТэйр»: не имеет.

МАРТИРОСОВ Андрей Зарменович,
1968 г. р.
Сведения об образовании: высшее профессиональное.
В период с 1999 г. по наст. время – Генеральный директор ОАО ««Авиакомпания «ЮТэйр».
Доля в уставном капитале «Авиакомпании «ЮТэйр»: 0,044%.
Доли в дочерних/зависимых обществах «Авиакомпании «ЮТэйр»: не имеет.





ЧЛЕНЫ НАБЛЮДАТЕЛЬНОГО СОВЕТА

МАСЛОВА Ирина Михайловна,

1977 г. р.

Сведения об образовании: высшее профессиональное.

В период с 1999 г по 2003 г. – юрисконсульт ЗАО «ФК «Центральное инвестиционное агентство».

В период с 2003 г. по наст. время юрисконсульт Юридического управления по вопросам реформирования ЗАО «Комплексные энергетические системы».

Доля в уставном капитале «Авиакомпании «ЮТэйр»: 0,000002%.

Доли в дочерних/зависимых обществах «Авиакомпании «ЮТэйр»: не имеет.

МАЛЬКОВ Виктор Иванович,

1949 г. р.

Сведения об образовании: высшее профессиональное.

В период с 1998 г. по наст. время – Председатель ГУ «Фонд имущества Тюменской области», начальник Тюменского регионального отделения РФФИ.

Доля в уставном капитале «Авиакомпании «ЮТэйр»: не имеет.

Доли в дочерних/зависимых обществах «Авиакомпании «ЮТэйр»: не имеет.



НЕСТЕРОВ Владислав Степанович,

1948 г. р.

Сведения об образовании: высшее профессиональное.

В период с 2002 г. по наст. время – заместитель мэра г. Сургута.

Доля в уставном капитале «Авиакомпании «ЮТэйр»: не имеет.

Доли в дочерних/зависимых обществах «Авиакомпании «ЮТэйр»: не имеет.

ЧЕМЕЗОВ Олег Леонидович,

1964 г. р.

Сведения об образовании: высшее профессиональное.

В период с 1999 г. по январь 2004 г. – Первый заместитель Председателя Правительства Ханты-Мансийского автономного округа.

С января 2004 г. по наст. время – Первый заместитель Губернатора Тюменской области.

Доля в уставном капитале «Авиакомпании «ЮТэйр»: не имеет.

Доли в дочерних/зависимых обществах «Авиакомпании «ЮТэйр»: не имеет.

НАБЛЮДАТЕЛЬНЫЙ СОВЕТ И ЕГО ДЕЯТЕЛЬНОСТЬ В 2003 ГОДУ

Наблюдательный совет «Авиакомпании «ЮТэйр» имеет широкие полномочия, в числе которых определение приоритетных направлений деятельности «Авиакомпании «ЮТэйр», ключевых коммерческих и управленческих решений, осуществление контроля и оценки эффективности работы членов высшего руководства Компании.

В течение 2003 г. Наблюдательный совет провел 11 заседаний, на которых было рассмотрено более ста вопросов, связанных с текущей деятельностью Компании, а также реализацией перспективных планов ее развития.

Наблюдательный совет в течение года регулярно оценивал деятельность исполнительных органов управления. В частности, Наблюдательный совет на семи заседаниях рассмотрел и утвердил годовую отчетность «Авиакомпании «ЮТэйр» за 2002 г., а также утвердил ежеквартальные отчеты по результатам IV квартала 2002 г., I, II и III кварталов 2003 г. Основное внимание членов Наблюдательного совета было направлено на решение вопросов, связанных с производственными, финансово-экономическими показателями «Авиакомпании «ЮТэйр», обеспечением безопасности полетов, расчетов с бюджетными и внебюджетными фондами, расчетов с акционерами по выплате дивидендов.

С целью обеспечения раскрытия информации об «Авиакомпании «ЮТэйр» для акционеров и заинтересованных лиц в январе 2003 года Наблюдательный совет утвердил Положение о публичной отчетности Компании, определяющее вид, структуру, порядок и сроки предоставления информации заинтересованным лицам и органам. Данным положением установлено, что годовой отчет, а также ежеквартальный отчет по итогам деятельности за квартал, подлежат размещению на интернет-сайте Компании www.utair.ru.

В 2003 г. Наблюдательный совет утвердил Положение о распределении чистой прибыли «Авиакомпании «ЮТэйр», в котором определил минимальный размер средств, подлежащих направлению на выплату дивидендов (30% части чистой прибыли, оставшейся после необходимых отчислений в резервный фонд, покрытия убытков, фонд накопления). Также были определены направления использования фондов Общества, формируемых общим Собранием акционеров из чистой прибыли.

Одним из важных направлений работы Наблюдательного совета в минувшем году являлось принятие программы по замене воздушных судов Компании. В частности, в августе Наблюдательным советом было принято решение о проведении открытого тендера на приобретение пяти турбовинтовых региональных самолетов. Наблюдательный совет также рассматривал вопросы, связанные с финансовым обеспечением перспективных планов «Авиакомпании «ЮТэйр», в том числе и в части выхода Компании на фондовый рынок посредством выпуска и размещения облигаций.

В 2003 г. по решению Наблюдательного совета в «Авиакомпании «ЮТэйр» проводился открытый конкурс по отбору аудитора на 2003 г.



Правление

Руководство текущей деятельностью «Авиакомпании «ЮТэйр» осуществляют Генеральный директор и коллегиальный исполнительный орган – Правление. Генеральный директор назначается общим Собранием акционеров Компании. Члены Правления утверждаются Наблюдательным советом Компании.

ПРЕДСЕДАТЕЛЬ ПРАВЛЕНИЯ

МАРТИРОСОВ Андрей Зарменович,
1968 г. р.
Сведения об образовании: высшее профессиональное
В период с 1999 г. по наст. время – Генеральный директор ОАО ««Авиакомпания «ЮТэйр»
Доля в уставном капитале «Авиакомпании «ЮТэйр»: 0,044%
Доли в дочерних/зависимых обществах «Авиакомпании «ЮТэйр»: не имеет.

ЧЛЕНЫ ПРАВЛЕНИЯ

ЛЕБЕДИНСКИЙ Василий Степанович,
1946 г. р.
Сведения об образовании: высшее профессиональное
В период с 2000 г. по наст. время – Первый заместитель Генерального директора
Доля в уставном капитале «Авиакомпании «ЮТэйр»: 0,19%
Доли в дочерних/зависимых обществах «Авиакомпании «ЮТэйр»: не имеет.


UTair

БАЧУРИН Виктор Григорьевич,
1948 г. р.
Сведения об образовании: высшее профессиональное
В период с 2000 г. по наст. время – Заместитель Генерального директора по внешнеэкономической деятельности
Доля в уставном капитале «Авиакомпании «ЮТэйр»: не имеет
Доли в дочерних/зависимых обществах «Авиакомпании «ЮТэйр»: не имеет.



БЕКМУХАНБЕТОВ Мейрамхан Джумабаевич,
1952 г. р.
Сведения об образовании: высшее профессиональное
В период с 1999 г. по наст. время – Заместитель Генерального директора по техническому обслуживанию и ремонту – технический директор
Доля в уставном капитале «Авиакомпании «ЮТэйр»: 0,009%
Доли в дочерних/зависимых обществах «Авиакомпании «ЮТэйр»: не имеет.

ДЕМКИН Владимир Васильевич,
1952 г. р.
Сведения об образовании: высшее профессиональное
В период с 1999 г. по наст. время – Заместитель Генерального директора – летный директор
Доля в уставном капитале «Авиакомпании «ЮТэйр»: 0,0010%
Доли в дочерних/зависимых обществах «Авиакомпании «ЮТэйр»: не имеет.



ЗАЙЦЕВ Виктор Григорьевич,
1953 г. р.
Сведения об образовании: высшее профессиональное
В период с 2000 г. по наст. время – Заместитель Генерального директора по инспектированию – руководитель службы качества
Доля в уставном капитале «Авиакомпании «ЮТэйр»: 0,0095%
Доли в дочерних/зависимых обществах «Авиакомпании «ЮТэйр»: не имеет.

ИЛЬМЕНСКИЙ Андрей Олегович,
1973 г. р.
Сведения об образовании: высшее профессиональное
В период с 2002 г. по наст. время – Заместитель Генерального директора – директор по управлению имуществом и административной работе
Доля в уставном капитале «Авиакомпании «ЮТэйр»: не имеет
Доли в дочерних/зависимых обществах «Авиакомпании «ЮТэйр»: не имеет.

КРАВЧЕНКО Владислав Александрович,
1948 г. р.
Сведения об образовании: высшее профессиональное
В период с 1999 г. по наст. время – Заместитель Генерального директора – коммерческий директор
Доля в уставном капитале «Авиакомпании «ЮТэйр»: не имеет
Доли в дочерних/зависимых обществах «Авиакомпании «ЮТэйр»: не имеет.

ПЕТРОВ Игорь Валериевич,
1972 г. р.
Сведения об образовании: высшее профессиональное
В период с 2001 г. по наст. время – Заместитель Генерального директора – финансовый директор
Доля в уставном капитале «Авиакомпании «ЮТэйр»: не имеет
Доли в дочерних/зависимых обществах «Авиакомпании «ЮТэйр»: не имеет.



Бизнес-структура «Авиакомпании «ЮТэйр»

ТАБЛИЦА БИЗНЕС-СТРУКТУРЫ

Авиационный ремонтный завод	5 аэропортов	Центр подготовки персонала
Центр реализации перевозок и услуг		Специализированная организация материально-технического обслуживания
Филиалы и представительства	6 авиационно-технических баз	Дочерняя авиакомпания
Частное охранное предприятие		Лизинговая компания

Все предприятия, входящие в структуру «Авиакомпании «ЮТэйр», участвуют в процессе авиационных пассажирских и транспортных перевозок и выполняют вертолетные работы.

В рамках реализации программы по улучшению корпоративного управления в Компании в 2003 г. были проданы не связанные с её деятельностью (непрофильные), а также экономически неэффективные активы.



ОСНОВНЫЕ ПРЕДПРИЯТИЯ С УЧАСТИЕМ «АВИАКОМПАНИИ «ЮТЭЙР»

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЗАВОД № 26»

Место нахождения и почтовый адрес:
Россия, 625025, г. Тюмень, аэропорт Плеханово.
Доля «Авиакомпании «ЮТэйр» в уставном капитале юридического лица: **44,52%.**
Доля «Авиакомпании «ЮТэйр» в уставном капитале с участием аффилированного лица: **55,8%.**
Основные направления деятельности:
- капитальный ремонт и сервисное обслуживание авиационной техники, принадлежащей отечественным и иностранным юридическим и физическим лицам.

ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ЦЕНТР РЕАЛИЗАЦИИ ПЕРЕВОЗОК И УСЛУГ»

Место нахождения и почтовый адрес: Россия, 626400, Тюменская обл., Ханты-Мансийский автономный округ, г. Сургут, ул. Майская, 10.
Доля «Авиакомпании «ЮТэйр» в управлении: **100%** голосов[1].
Основные направления деятельности:
- организация и продажа авиабилетов и бронирование мест по запросам пассажиров на внутренние и международные рейсы;
- технологическое руководство процессом продажи авиабилетов, бронирования мест среди авиаперевозчиков;
- организация привлечения клиентов и оформления грузовых перевозок.

[1] Владение через аффилированное лицо

НЕКОММЕРЧЕСКОЕ ПАРТНЕРСТВО «ЦЕНТР ПОДГОТОВКИ ПЕРСОНАЛА»

Место нахождения и почтовый адрес:
Россия, 625033, г. Тюмень, аэропорт Рощино.
Доля «Авиакомпании «ЮТэйр» в управлении НП ЦПП: **33,3%** голосов.
Доля «Авиакомпании «ЮТэйр» в имуществе НП ЦПП: **100%.**
Основные виды деятельности:
- реализация образовательных программ по подготовке, переподготовке и повышению квалификации авиационного персонала;
- профессиональная подготовка обучающихся, направленная на последовательное повышение профессионального уровня, подготовку специалистов соответствующей квалификации;
- реализация образовательных программ в целях подготовки работников квалифицированного труда согласно перечням профессий и специальностей, устанавливаемым Правительством РФ.

ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ЗАПАДНО-СИБИРСКОЕ АГЕНТСТВО ВОЗДУШНЫХ СООБЩЕНИЙ»

Место нахождения и почтовый адрес: Россия, 626400, Тюменская область, Ханты-Мансийский автономный округ, г. Сургут, ул. Майская, 10.
Доля «Авиакомпании «ЮТэйр» в управлении: **51%** голосов[1].
Основные направления деятельности:
- технологическое руководство процессом продажи авиабилетов;
- организация привлечения клиентов и оформление грузовых перевозок.

[1] Владение через аффилированное лицо



ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ЮТЭЙР-ЛИЗИНГ»

«Авиакомпания «ЮТэйр» участвует в управлении через дочерние общества, являющиеся участниками ООО «ЮТэйр-Лизинг», а также через представителей должностных лиц «Авиакомпании «ЮТэйр», входящих в Наблюдательный совет данного предприятия.

Почтовый адрес: Россия, 628012, Тюменская обл., Ханты-Мансийский автономный округ, г. Ханты-Мансийск, аэропорт.

Основные направления деятельности:

- участие в реализации программы обновления воздушных судов «Авиакомпании «ЮТэйр»;
- предоставление лизинговых услуг организациям, не связанным с авиационной отраслью.

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «АЭРОПОРТ СУРГУТ»

Место нахождения и почтовый адрес: Россия, 626400, Тюменская обл., Ханты-Мансийский автономный округ, г. Сургут, аэропорт.

Доля «Авиакомпании «ЮТэйр» в уставном капитале юридического лица: **26%.**

Основные виды деятельности:

- эксплуатация аэродромов, аэровокзалов, наземных сооружений, специальной наземной техники;
- прием и отправка пассажиров, почты, грузов;
- заправка воздушных судов;
- выполнение ремонтных и строительных работ;
- сдача в аренду зданий, сооружений, автотранспортных средств.

ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ТЮМЕНЬАВИАТЕХСНАБ»

Место нахождения и почтовый адрес: Россия, 625033, г. Тюмень, аэропорт Рощино.

Доля «Авиакомпании «ЮТэйр» в уставном капитале юридического лица: **100%.**

Основные виды деятельности:

- заключение прямых договоров с предприятиями промышленности, коммерческими организациями и другими организациями на поставку материальных ценностей;
- определение сводной потребности и своевременное обеспечение материальными ценностями заказчиков для комплектации строящихся и реконструируемых объектов;
- организация учета ремонтного фонда агрегатов самолетно-вертолетного парка, определение общей потребности в ремонте;
- разработка перечней и создание неснижаемых запасов авиационно-технического имущества;
- организация доставки на предприятия и в организации запчастей для ввода в строй авиационной техники.

ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "ТЮМЕНЬСПЕЦАВИА"

Место нахождения и почтовый адрес: Россия, 626020, Тюменская область, Нижне-Тавдинский р-н, п. Нижняя Тавда, аэропорт.

Доля «Авиакомпании «ЮТэйр» в уставном капитале юридического лица: **100%.**

ОАО ««Авиакомпания «ЮТэйр» владеет дочерней авиакомпанией ЗАО «Тюменьспецавиа», эксплуатирующей самолеты Ан-2. ЗАО «Тюменьспецавиа» имеет лицензии на выполнение авиационных работ и на осуществление нерегулярных авиационных перевозок.

- Самолеты ЗАО «Тюменьспецавиа» осуществляют перевозку пассажиров, почты и грузов, выполняют различные авиационные работы (аэровизуальное обследование нефте- и продуктопроводов, лесоохрана и авиахимработы) в Ханты-Мансийском автономном округе, на юге Тюменской области. По сравнению с 2002 г. общий объем авиационных перевозок самолетами Ан-2 в 2003 году увеличился на 38% и составил 2912 часов.

ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ «ЧАСТНОЕ ОХРАННОЕ ПРЕДПРИЯТИЕ «ЦЕНТР АВИАЦИОННОЙ БЕЗОПАСНОСТИ»

Место нахождения и почтовый адрес: Россия, 625025, г. Тюмень, аэропорт «Плеханово».

Доля «Авиакомпании «ЮТэйр» в уставном капитале юридического лица: **80%.**

Основные виды деятельности:

- защита жизни и здоровья граждан;
- охрана имущества собственников, в том числе при его транспортировке;
- консультирование и подготовка рекомендаций клиентам по вопросам правомерной защиты от противоправных посягательств;
- обеспечение порядка в местах проведения массовых мероприятий.

ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "КОНДААВИА"

Место нахождения и почтовый адрес: Россия, 626300, Тюменская обл., п. Кондинский, аэропорт.

Доля «Авиакомпании «ЮТэйр» в уставном капитале юридического лица: **45,5%.**

Основные виды деятельности:

- наземное обслуживание принимаемых и отправляемых воздушных судов, прием и отправка пассажиров, почты, грузов;
- оперативное техническое обслуживание воздушных судов;
- оказание различных платных услуг;
- эксплуатация средств хранения и заправки ГСМ.




БИЗНЕС-
СТРУКТУРА
«АВИАКОМПАНИИ
ЮТЭЙР»

ФИЛИАЛЫ И ПРЕДСТАВИТЕЛЬСТВА «АВИАКОМПАНИИ «ЮТЭЙР»

Березовский филиал Дата открытия: 01.01.2000	Место нахождения и почтовый адрес: Россия, 628140, Тюменская обл., р. п. Березово, аэропорт. Руководитель: Беляковский Виктор Дмитриевич.
Ноябрьский филиал Дата открытия: 28.10.1992	Место нахождения и почтовый адрес: Россия, 629802, Тюменская обл., г. Ноябрьск, аэропорт. Руководитель: Пономаренко Николай Николаевич.
Представительство в Ямало-Ненецком автономном округе Дата открытия: 28.10.1992	Место нахождения и почтовый адрес: Россия, 629104, Тюменская обл., г. Салехард, аэропорт. Руководитель: Кучерявенко Петр Дмитриевич.
Тазовский филиал Дата открытия: 28.10.1992	Место нахождения и почтовый адрес: Россия, 629350, Тюменская обл., р. п. Тазовск, аэропорт. Руководитель: Стороженко Андрей Васильевич.
Специализированное отделение по авиационной безопасности / филиал Дата открытия: 30.12.1994	Место нахождения и почтовый адрес: Россия, 625025, г. Тюмень, аэропорт Плеханово. Руководитель: Пичугов Сергей Викторович.
Генеральное представительство ОАО «Авиакомпания «ЮТэйр» в г. Москве Дата открытия: 14.08.1995	Место нахождения и почтовый адрес: Россия, 103000, г. Москва, ул. Мясницкая, 24, офис 75. Руководитель: Бабий Сергей Николаевич.
Тюменское авиационное предприятие – филиал Дата открытия: 20.12.1999	Место нахождения: Россия, 625033, г. Тюмень, аэропорт Рощино. Почтовый адрес: Россия, 625025, г. Тюмень, аэропорт Плеханово. Руководитель: Павличенко Виктор Игоревич.
Мыс Каменский филиал Дата открытия: 01.01.2000	Место нахождения почтовый адрес: Россия, 629720, Тюменская обл., п. Мыс Каменный, аэропорт. Руководитель: Шиян Сергей Андреевич.
Представительство ОАО ««Авиакомпания «ЮТэйр» в США Дата открытия: 08.09.2000	Место нахождения и почтовый адрес: Graybar Building at Grand Central, 420 Lexington Avenue, suiti 300, New York, NY 10170. Руководитель: Касумов Мамед Вагиф-оглы.
Обособленное подразделение «ЗапСибКеттеринг» / филиал Дата открытия: 01.12.2002	Место нахождения и почтовый адрес: Россия, 628422, Тюменская обл., Ханты-Мансийский автономный округ, г. Сургут, аэропорт. Руководитель: Найчук Александр Николаевич.

ФИНАНСОВАЯ ОТЧЕТНОСТЬ

1. БУХГАЛТЕРСКИЙ БАЛАНС

в тыс. руб.

	01.01.2003 г.	31.12.2003 г.
Внеоборотные активы		
Нематериальные активы		103 404
Основные средства, незавершенное строительство	962 666	1 043 701
Долгосрочные финансовые вложения	36 174	54 609
Оборотные активы		
Запасы	504 394	731 452
Налог на добавленную стоимость по приобретенным ценностям	34 170	132 047
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)	71 420	
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)	1 566 891	1 874 221
Краткосрочные финансовые вложения	53 150	163 462
Денежные средства	24 291	22 549
БАЛАНС	**3 253 156**	**4 125 445**
Капитал и резервы		
Уставный капитал	577 208	577 208
Добавочный капитал	270 339	373 687
Резервный капитал	88 909	88 909
Нераспределенная прибыль (непокрытый убыток)	272 105	327 319
Долгосрочные обязательства		
Займы и кредиты	519 359	1 155 582
Отложенные налоговые обязательства		1 494
Краткосрочные обязательства		
Займы и кредиты	319 013	541 246
Кредиторская задолженность	1 184 996	1 052 179
Задолженность перед участниками по выплате доходов	21 227	4 798
Доходы будущих периодов		3 023
БАЛАНС	**3 253 156**	**4 125 445**

2. ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ ЗА 2003 ГОД

в тыс. руб.

Показатели	2003 г.	2002 г.
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом НДС, акцизов и аналогичных обязательных платежей)	6 635 987	5 463 896
Себестоимость проданных товаров, продукции, работ, услуг	6 210 229	5 275 225
Коммерческие расходы		
Проценты к получению	11 338	
Проценты к уплате	167 607	
Доходы от участия в других организациях	984	
Прочие операционные доходы	35 066	179 046
Прочие операционные расходы	59 161	(241 860)
Внереализационные доходы	348 829	105 309
Внереализационные расходы	588 983	(142 198)
Прибыль (убыток) до налогообложения	6 224	88 968
Отложенные налоговые активы	78 338	
Отложенные налоговые обязательства	1 494	
Текущий налог на прибыль		(27 197)
Чистая прибыль (убыток) отчетного периода	83 068	61 771

Заключение аудитора

АУДИТАВИА
125040 Россия г.Москва
ул.Правды, д.7\9, стр.1-А
тел. 181-05-15, 737-75-12

AUDITAVIA Ltd
Russia, 125040 Moscow
Pravdy st., 7\9, str.1-A
Tel 181-05-15, 737-75-12

Исх №.____________от 02.04.2004 г.

АУДИТОРСКОЕ ЗАКЛЮЧЕНИЕ
по финансовой (бухгалтерской) отчетности за 2003 год
Открытого Акционерного Общества
«Авиакомпания «ЮТэйр»

Акционерам ОАО «Авиакомпания «ЮТэйр»
Генеральному директору ОАО «Авиакомпания «ЮТэйр»

АУДИТОР:

Общество с ограниченной ответственностью «АУДИТАВИА»,
Место нахождения: 125040, г.Москва, ул.Правды, д.7\9, стр.1А,
Почтовый адрес: 125836, ГСП-47, г.Москва, Ленинградский проспект, 37/1 ГС ГА Минтранса России.
Государственная регистрация: Свидетельство Московской регистрационной палаты № 204.867 от 02 февраля 1993 года
Лицензия: № Е 001325, 24 июля 2002 года, Приказ Министерства финансов Российской Федерации № 150 от 24. 07.2002г., срок действия *лицензии пять лет.*
Является членом Аудиторской Палаты России в соответствии с решением Правления от 10.09.2001 (№ реестра 170).

АУДИРУЕМОЕ ЛИЦО:
Открытое Акционерное Общество «Авиакомпания «ЮТэйр»
Место нахождения: Россия, 628012, Ханты-Мансийский автономный округ Тюменской области, город Ханты-Мансийск, аэропорт.
Государственная регистрация: Свидетельство о государственной регистрации 1028600508991 от 01 ноября 2002 года, выданное Министерством Российской Федерации по налогам и сборам.
ОАО «Авиакомпания «ЮТэйр» имеет следующие основные лицензии и сертификаты:
СЕРТИФИКАТ ЭКСПЛУАТАНТА № ССВТ 006/02, срок действия: 03.04.2001г. - 03.04.2003г, подтверждает способность ОАО Авиакомпания «Тюменьавиатранс» (ОАО Авиакомпания «ЮТэйр») осуществлять воздушные перевозки и авиационные работы в соответствии с условиями и ограничениями, содержащимися в Эксплуатационных спецификациях, с использованием типов воздушных судов: Ту-154, Ту-134, Ан-24, Ан-26, Як-40, Ан-2, Ми-26, Ми-10, Ми-6, Ми-8, Ми-8МТВ, Ми-8АМТ.
СЕРТИФИКАТЫ ССВТ подразделений по ТОиРАТ ОАО Авиакомпания «Тюменьавиатранс» (ОАО Авиакомпания «ЮТэйр») на осуществление технического обслуживания и ремонта авиационной техники:
СЕРТИФИКАТ № ССВТ 2.А1.02.3495-2001, срок действия: 07.05.01 – 07.05.03,
СЕРТИФИКАТ№ ССВТ 2.А1.02.43496-2001, срок действия: 07.05.01 – 07.05.03,
СЕРТИФИКАТ № ССВТ 2.А1.02.3587-2001, срок действия: 14.09.01 – 14.09.03,
СЕРТИФИКАТ№ ССВТ 2.А1.02.3415-2000, срок действия: 18.10.00 – 18.10.02,
СЕРТИФИКАТ № ССВТ 2.А1.02.3599-2001, срок действия: 09.10.01 – 09.10.03,
ЛИЦЕНЗИЯ № 000093 серия ФААД на аэропортовую деятельность, срок действия: до 25.02.2003г.

Мы провели аудит прилагаемой финансовой (бухгалтерской) отчетности *Открытого Акционерного Общества «Авиакомпания «ЮТэйр»* за период с 1 января по 31 декабря 2003 года включительно. Финансовая (бухгалтерская) отчетность Открытого Акционерного Общества ОАО Авиакомпания «ЮТэйр» состоит из:

бухгалтерского баланса (форма №1);
отчета о прибылях и убытках (форма №2);
отчет об изменениях капитала (форма №3);
отчет о движении денежных средств (форма №4);
приложений к бухгалтерскому балансу (форма №5);
пояснительной записки.

В соответствии с Федеральным Законом Российской Федерации «О *бухгалтерском учете» ответственность* за *организацию бухгалтерского* учета, подготовку и представление финансовой (бухгалтерской) отчетности несут Генеральный директор и Главный бухгалтер Открытого Акционерного Общества «Авиакомпания «ЮТэйр».

Наша обязанность заключается в том, чтобы выразить мнение о достоверности во всех существенных отношениях данной отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации на основе проведенного аудита.

Мы провели аудит в соответствии с:

Федеральным законом "Об аудиторской деятельности";

федеральными правилами (стандартами) аудиторской деятельности, утвержденными Постановлениями Правительства Российской Федерации от 23 сентября 2002 г. N 696 и от 04 июля 2003 года № 405:

- Правило (стандарт) N 1. Цель и основные принципы аудита финансовой (бухгалтерской) отчетности
- Правило (стандарт) N 2. Документирование аудита
- Правило (стандарт) N 3. Планирование аудита
- Правило (стандарт) N 4. Существенность в аудите
- Правило (стандарт) N 5. Аудиторские доказательства
- Правило (стандарт) N 6. Аудиторское заключение по финансовой (бухгалтерской) отчетности;
- Правило (стандарт) N 7.Внутренний контроль качества аудита
- Правило (стандарт) N 8. Оценка аудиторских рисков и внутренний контроль осуществляемый аудируемым лицом
- Правило (стандарт) N 9. Аффилированные лица
- Правило (стандарт) N 10. События после отчетной даты
- Правило (стандарт) N 11. Применимость допущения непрерывности деятельности аудируемого лица.

внутрифирменными стандартами и методиками проверок, разработанными ООО «АУДИТАВИА» на основе соответствующих Международных стандартов аудита;

нормативными актами ГС ГА Минтранса России, осуществляющего регулирование деятельности аудируемого лица.

Аудит планировался и проводился таким образом, чтобы получить разумную уверенность в том, что финансовая (бухгалтерская) отчетность не содержит существенных искажений.

Аудит проводился на выборочной основе и включал в себя изучение на основе тестирования доказательств, подтверждающих значение и раскрытие в финансовой (бухгалтерской) отчетности информации о финансово - хозяйственной деятельности, оценку принципов и методов бухгалтерского учета, правил подготовки финансовой (бухгалтерской) отчетности, определение главных оценочных значений, полученных руководством аудируемого лица, а также оценку общего представления о финансовой (бухгалтерской) отчетности.

Мы полагаем, что проведенный аудит предоставляет достаточные основания для выражения нашего мнения о достоверности во всех

существенных отношениях финансовой (бухгалтерской) отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации.

По нашему мнению, финансовая (бухгалтерская) отчетность Открытого Акционерного Общества «Авиакомпания «ЮТэйр» отражает достоверно во всех существенных отношениях финансовое положение на 31 декабря 2003 года и результаты финансово - хозяйственной деятельности за период с 1 января по 31 декабря 2003 года включительно.

02 апреля 2004 года

Приложение: бухгалтерская отчетность на 20 листах.

Генеральный директор
ООО «АУДИТАВИА»



Усков В.А.

Руководитель аудиторской проверки
Квалификационный аттестат № К 004264
Общий аудит,
Срок действия: на неограниченный срок

Романов С.А.



СТРУКТУРА ДОХОДОВ И РАСХОДОВ

Всего за 2003 год получено доходов в размере 6 636 млн. рублей, что на 21,5%, или 1 172,1 тыс. рублей, больше уровня 2002 года.

Структура доходов претерпела незначительные изменения в сравнении с 2002 г., 67% выручки приходится на транспортную деятельность (регулярные и нерегулярные пассажирские перевозки).

За 2003 г. наибольший доход (3 млрд. 788 млн. 427 тыс. руб.) Компания получила от выполнения регулярных пассажирских перевозок (удельный вес данной статьи составил 57,1% в общей выручке). Прирост к соответствующему периоду 2002 г. составил 55,1%. Дополнительно к указанным доходам получено 656 млн. 061 тыс. руб. от осуществления нерегулярных пассажирских перевозок, прирост к соответствующему периоду 2002 г. составил 33,4%.

Вторым по значимости источником дохода Компании являются авиационные работы в России. В 2003 г. от данного вида деятельности получено 1 млрд. 088 млн. 068 тыс. руб. выручки, доля данной статьи доходов в общей структуре выручки составляет 16,4%.

Авиационные работы по контрактам с ООН принесли Компании за отчетный период 837 млн. 518 тыс. руб., доля данной статьи доходов в общей структуре выручки составила 12,6%, отрицательный прирост к уровню прошлого года – 29%.

Доход от прочих видов деятельности составляет около 4%. Прирост к уровню прошлого года составил 16,8%.

Изменения произошли и в структуре расходов Компании. Наибольший рост затрат произошел по статье «Аэропортовые и аэронавигационные сборы». Расходы составили 1 182 млн. руб., что на 36,1% превышает уровень прошлого года. Это связано с повышением аэропортовых ставок и сборов, а также с существенным увеличением объемов производства и услуг.

Расходы на оплату труда в отчетном периоде составили 888 млн. 131 тыс. руб., что на 28,5% превышает данный показатель за 2002 год. При этом доля фонда оплаты труда составляет 14,3% в общих расходах, что соответствует среднеотраслевому показателю. Отчисления во внебюджетные фонды составляют 269 992 тыс. руб., что составляет 4,3% в структуре расходов Компании.

Расходы на авиа-ГСМ возросли на 23,4% по сравнению с уровнем 2002 г. Затраты по этой статье составили 1 млрд. 360 млн. 428 тыс. руб. Основная причина прироста по статье ценового фактора и увеличения объемов производства. По-прежнему высоки расходы на поддержание летной годности воздушных судов. В 2003 году на эти цели «Авиакомпанией «ЮТэйр» затрачено более 500 млн. рублей.

Значительные средства затрачены на обеспечение бесперебойной работы Компании и обслуживание пассажиров – аренда судов, расходы на сервис и вознаграждения агентам по продаже перевозок. Доля перечисленных расходов имеет устойчивую тенденцию к увеличению в структуре общих расходов и составляет от 4 до 8 % по результатам 2003 года.

Прочие расходы за 2003 г. уменьшились на 12,5 % по сравнению с 2002 г. Общий объем затрат по статье составил 865 млн. 340 тыс. рублей. Самыми крупными составляющими в данном разделе представлены расходы по обеспечению деятельности «Авиакомпании «ЮТэйр» в миссиях ООН.

Структура доходов


Вертолетные работы в России 16,4%
Прочие 4,0%
Международная вертолетная деятельность 12,6%
Нерегулярные пассажирские перевозки 9,9%
Регулярные пассажирские перевозки 57,1%

Структура расходов


Техобслуживание и ремонт 8,2%
Амортизация основных фондов 1,1%
Аэропортовые и аэронавигационные сборы 19,0%
Прочие 13.9%
Аренда основных фондов 8,3%
Вознаграждение агентам по продаже 5,0%
Сервисное обеспечение на борту ВС 3.9%
АвиаГСМ 21,9%
Отчисления во внебюджетные фонды 4,3%
Оплата труда 14,3%



ИНФОРМАЦИЯ О КОМПАНИИ

Компания существует с 7 февраля 1967 года.
Название «Авиакомпания «ЮТэйр» получила 1 октября 2002 г.

Полное фирменное наименование:
на русском языке – Открытое акционерное общество «Авиакомпания «ЮТэйр»,
на английском языке – UTair Aviation Joint-Stock Company.

Сокращенное фирменное наименование:
на русском языке – ОАО ««Авиакомпания «ЮТэйр»,
на английском языке – UTair Aviation JSC.

Юридический и почтовый адрес:
Россия, 628012, Тюменская обл., Ханты-Мансийский автономный округ, г. Ханты-Мансийск, аэропорт.

Аудитор: ООО «Аудитавиа».

Место нахождения: Россия, г. Москва, ул. Правды, д.7/9, стр.1А.
Почтовый адрес: 125040, г. Москва, Ленинградский проспект, д. 37, ГС ГА Минтранса РФ, тел. (095) 155-57-89, 155-64-16.

В настоящее время Компания действует на основании Лицензии № Е 001325 от 24 июля 2002 г., выданной Министерством финансов РФ сроком на пять лет.

Аудитор на 2003 год по международным стандартам финансовой отчетности – компания Эрнст энд Янг (Ernst & Young).
Представительство компании в России: г. Москва, Садовническая наб., 77, стр. 1.
Тел.: (095) 705-9700.





UTair

ГОЛОВНОЙ ОФИС

Россия, 628012,

Ханты-Мансийский автономный округ,

г. Ханты-Мансийск, аэропорт.

Тел.: (34671) 94-557

Факс: (34671) 94-588

www.utair.ru

ГЕНЕРАЛЬНОЕ

ПРЕДСТАВИТЕЛЬСТВО В МОСКВЕ

Россия, 101000, г. Москва, а/я 113.

Тел.: (095) 745-40-78

Факс: (095) 745-40-79

www.utair.ru